October 17, 2007

Ms. Rebecca A. Marquigny
Senior Counsel
Office of Insurance Products
Division of Investment Management
United States Securities and Exchange Commission
Washington, DC  20549

Re:           Sun Life (N.Y.) Variable Account D (“Registrant”)
Correspondence Response Related to Initial Registration Statement on Form N-6
File Nos. 811-04633 & 333-144626
Your letter dated September 14, 2007

Dear Ms. Marquigny:

Thank you for your recent correspondence regarding the File referenced above.  A courtesy red-lined copy of the prospectus will be emailed contemporaneously with the filing of this correspondence.  All comments are addressed in the same numerical sequence used in your letter of September 14, 2007.  The Commission staff’s comment is presented in italics with Registrant’s response following and headed “Response”.

1.           Table of Contents (pp. 3-4)
Please correct the page numbers.

Response:

The Table of Contents page numbering is accurate when revisions are not highlighted.  A clean copy of the prospectus will be forwarded concurrently with this correspondence filing via email to confirm the accuracy of the Table of Contents page numbering and other internal page number references within the prospectus.

2.           Risk/Benefit Summary (pp. 5-8)
a.  Generally: Please consider moving the Investment Options, Reinstatement, and Supplemental Benefits sections from the risk section to the benefits summary.

Response:

The “Investment Options”, “Reinstatement” and “Supplemental Benefits” sections have been moved to the Contract Benefits section of the Risk/Benefit Summary.

b.	Death Benefit: If Supplemental Insurance Coverage is term insurance, please state this directly.

Response:

The second paragraph of the “Death Benefit” section of the Risk/Benefit Summary has been revised to state supplemental insurance is term insurance.

c.  The Variable Account: Please clarify that the benefit values related to the variable account fluctuate because they reflect the impact of economic conditions on the mutual funds corresponding to the contractowner’s variable option selections.  In addition, please revise the statement explaining why a life insurance policy is unsuitable as a short-term savings vehicle to indicate that it is because of the high surrender charge in early policy years.

Response:

The fifth bullet of “The Variable Account” section of the Contract Risks portion of the Risk/Benefit Summary has been revised to read:  “When you choose Variable Sub-Accounts in the Variable Account, your benefits will fluctuate because the benefits reflect the impact of certain economic conditions on the mutual funds underlying the Variable Sub-Accounts you have elected.”  Additionally, the statement regarding life insurance suitability has been revised to state that life insurance is unsuitable as a short-term savings vehicle because surrender charges are highest in the early policy years.  We further state that cost of insurance charges and other insurance-related charges are appropriate to a life insurance policy but not to a short-term savings vehicle.

d.  What If Charges & Deductions Exceed . . .:  In the first bullet point, please move the phrase “at the beginning of any Policy Month” to between the words “terminate” and “if”.  Alternatively, please clarify whether a policy can lapse at any time or state when periodic lapse calculations are made.

Response:

In the “What if Charges and Deductions Exceed Account Value Less Policy Debt?” section, the first bullet has been revised to indicate the Policy will terminate at the beginning of the Policy Month and the calculation for that date will occur on a Processing Date (which is defined in the Glossary).

3.           Format of Fee Tables (pp. 9-12)
Where possible, please revise the fee table format so it is more accessible and less cluttered.  To the extent feasible, please eliminate extra horizontal lines where the text or numbers reflect variations of the same fee. In the Charge column, consider putting the names of the charges in bold and indicating each of the subcategories (maximum, representative, current, etc.) in the same box.  Per General Instruction 3(b) and 3(b)(i) to Item 3, include the characteristics of the representative contractowner in the appropriate table’s sub-caption rather than in the footnotes and include only the required information in the footnotes.  In the Amount Deducted Column, please place the numbers parallel to the corresponding sub-category(either the minimum/maximum reference or the name in the first column).  Per Instruction 1(f) of Item 3, replace the minimum charges with current charges for all fees that do not vary based on individual characteristics.  See also Item 3, Instruction 3(b)(ii).  If values in the Amount Deducted column are annualized but deducted more frequently, clarify that all of the figures for that charge have been annualized.  Also, for charges assessed monthly, please consider substituting the word “each” for the word “a” in the second column.  Where a rider has no separate charge and you are not reserving the right to levy one in the future, please delete corresponding line items from the table.  Item 3, Instruction 1(c).  Please note, however, the fee tables must fully reflect the costs of each rider.  Therefore, add line items for the rider-related charges described in the narrative but not shown in the current fee table.

Response:

Horizontal lines have been removed between the Minimum and Maximum Charge and Representative Owner Charge for each Charge.  The Charge names and Rider names have been bolded.   Due to the first revision (deleting horizontal lines), the subcategories appear in the same box.  The characteristics of the representative owner have been moved from the footnotes into the Table.  The footnote numbers correspond properly and have been reduced in number and text volume.  The figures in the Amount Deducted column are parallel with their corresponding subcategory in the Charge column.  The Flat Extra Charge and Surrender Charge Modification Rider do not vary by individual characteristics.  For the Flat Extra Charge, only the maximum is shown.  For the Surrender Charge Modification Rider Charge, the precise charge for all persons at all times is shown.  For clarity, only monthly charges are shown in the Table and the related footnotes have been adjusted accordingly.  “Each” has replaced “a” in the second column of the fee table for deductions which occur every month.  The Accelerated Benefit Rider and the Charitable Giving Benefit Rider have been deleted from the Fee Table as they have no independent charges and the Company does not reserve the right to impose any charges in the future.

4.           Transaction Fee Table – Generally (p. 9)
Premium taxes should be reflected as a fee table line item.  See Item 3 Transaction Table.  If they are included in the Premium Expense Charge, the table should reflect this.  Please clarify that the Transfer Fee is per transfer or revise as otherwise applicable. Also, please move the non-periodic rider charges to the Transaction Fee table.

Response:

A statement has been added to the fee table that an average 2% portion of the Premium Expense Charge is for federal and state tax obligations.  The When Charge is Deducted column for the Transfer Fee has been revised to state the charge is imposed on each excess transfer.   The Loan Lapse Protection Rider has been moved to the Transaction Fees Table.

5.	Premium Expense Charge (p. 9)
Please show that the 7.50% charge is the maximum Premium Expense Charge and indicate that the value is a percentage of the premium payment.

Response:

The Premium Expense Charge varies by the Insured’s Issue Age, sex and rating classification. A maximum, minimum and representative owner charge is now shown.

6.	Cost of Insurance Charges – Representative’s Costs (p. 9)
The fee table should only reflect the current maximum Cost of Insurance Charge(s) for a representative insured, not maximum and minimum figures.  Please revise and make the same correction to the Monthly Expense Charge and No-Lapse Protection Rider presentations on pages 10 and 11.  Also, we note that the maximum and minimum charges appear to be based on different age criteria.  Please reconcile or explain why they are based on the Insured’s attained age and issue age respectively.

Response:

Only one representative insured charge is now shown for the policy’s cost of insurance charges, the monthly expense charge and the no-lapse protection rider.

7.	Monthly Expense Charge (p.10)
The Amount Deducted is confusing.  If there are separate monthly expense charges for Specified Face Amount (“SFA”) and Supplemental Insurance Amount (“SIA”), please list them as separate line items.  Otherwise, please say “combined SFA plus SIA” or something similar.  Also, the representative owner charge should be consistent with the maximum and minimum charges.  Please revise to show how the SIA applies to this charge or explain to the Staff why it does not.

Response:

There are not separate monthly expense charges for SFA and SIA.  Rather, the one charge applies  to both SFA and SIA.  The Fee Table has been simplified to clarify this.  The representative owner charge is consistent with the maximum and minimum charges.

8.	Flat Extra Charge (p.10)
Please replace the minimum charge with the current charge. See Item 3, Instructions 1(f) and 3(b)(ii).

Response:

Only the maximum flat extra charge is shown. The Amount Deducted column has been revised to state the charge is per $1000 of Specified Face Amount and Supplemental Insurance Face Amount.

9.	Payment of Stipulated Amount Rider (p.11)
The associated footnote states gender as a criteria for the charge but both Maximum and Minimum figures are based on males. Is this correct?

Response:

The rates do vary by sex.  Disability rates for males are lower than females at younger ages and much higher for males than females at older ages.  That is why the maximum and minimum are for males.  Footnote 11 has been revised to add this explanation.

10.           Loan Lapse Protection Rider (p. 11)
The Amount Deducted is confusing.  If possible, please present the maximum charge as a numeric value.  In either case, the fee table presentation should clearly state the maximum percentage of account value that may be assessed for the charge.  In addition, because the charge is deducted only once, it is more appropriately represented in the Transaction Fee Table.  See Transaction Fee Table comment above.

Response:

The Loan Lapse Protection Rider presentation has been moved to the Transaction Fees Table.  The maximum charge has been stated as 3.5% of Account Value.  The rider charge formula is provided in Footnote 4.

11.	Surrender Charge Modification Rider (p.11)

This charge does not appear to vary based on individual characteristics.  If correct, please remove the minimum and representative charges accordingly.  Otherwise, include the required information in the related footnote.  See Instruction 3(b) to Item 3.

The surrender charge modification rider does not vary by individual characteristics. The minimum and representative charges have been removed from the Fee Table.

12.	No-Lapse Protection Rider (p. 11)

Please add separate line items for each of the related charges mentioned on page 32.  Also, please explain to the Staff [how] the age criteria differs for the maximum and minimum figures or revise the footnote to use consistent age criteria.

Response:

The disclosure has been revised to eliminate the confusion caused by the description of the Lapse Protection Value which is a reference value only.  The “charges” described previously were mistitled.   They are actually factors used in the calculation of the Lapse Protection Value and therefore do not belong in the Fee Table.  The No-Lapse Guarantee Rider charge varies akin to a cost of insurance charge.  The maximum charge involves a 99 year old insured and the minimum charge is that for a 20 year old.

13.           Annual Fund Operating Expenses Fee Table (p. 11)
Please revise the parenthetical directly under the table header.  Also, please confirm to the Staff that the figures presented do not reflect waiver or reimbursement arrangements or modify the table accordingly.  We remind you that the maximum and minimum fund charges should reflect any acquired fund fee expenses.

Response:

“Of” has been changed to “on” in the parenthetical following the Annual Fund Operating Expenses Fee Table.  The second paragraph of the Fees and Expenses of the Funds has also been revised accordingly.  The Registrant confirms that the figures presented in the Total Annual Fund Operating Expenses Fee Table do not reflect waiver or reimbursement arrangements.  The Registrant further confirms that the maximum and minimum charges reflect any acquired fund fee expenses.

14.           Fee Table Footnotes (p.12)
To the extent possible, please simplify the footnote text and delete information covered more fully in the prospectus narrative.

Response:

To the extent possible, footnotes have been deleted or simplified.

15.	The Variable Account (p. 13)
Please clarify supplementally why the last sentence of the third paragraph would matter to a contractowner.

Response:

The third paragraph of “The Variable Account” section for the most part explains how the assets of the variable account are segregated from Company liabilities.  A policyowner may also have concerns regarding the obligation of the Company for assets invested in the fixed account and for payment of the death benefits when due.   The last sentence of the third paragraph states these are general corporate obligations.  The sentence has been edited to state this more precisely.

16.           The Funds (pp. 13-14)
If the registrant receives compensation from any affiliated funds pursuant to the arrangements described in the second paragraph, please describe those arrangements in greater detail in your response letter to the Staff.  Specifically, clarify how the arrangements are consistent with Section 17(e) of the 1940 Act.

The Company is aware of the requirements of Section 17(e).  The payments disclosed in The Funds section of the prospectus are not compensation from the Funds, but as stated, are from the Fund’s investment advisers for our performance of a variety of administrative services.  In particular, it is not compensation of a form described in Section 17(e).  It is not unusual for affiliates to perform such administrative services for its fund affiliates.  Compensation for distribution services, if any, are provided pursuant to legally compliant 12b-1 plans.

17.	Our General Account (p. 14)
At the end of the third paragraph, please provide a cross reference indicating where the transfer restrictions are discussed.

A sentence has been added to the third paragraph of the Our General Account section to direct the policyowner’s attention to the pages of the prospectus where transfer restrictions are discussed.

18.           Asset Rebalancing (p.15)
Please clarify the statement, “the minimum amount of each rebalancing is $1,000”.

Response:

The Asset Rebalancing section has been revised to state that rebalancing will not occur if the total Sub-Account allocations are less than $1,000.

19.           Asset Allocation (p. 17)
In your response letter, please indicate whether each asset allocation program offered is a static or dynamic model and explain the basis for your conclusion.  Specifically, discuss how each model’s composition is determined, when and how it is changed, when and how contractowners are informed of changes, and the degree to which contractowners may opt-in or out of any changes to the model.

Response:

Consistent with the Commission staff's informally articulated position, the asset allocation program is “static”.  The disclosure has been revised consistently with that of File 333-143354 and 333-144628.

The Commission staff has asked for an explanation of why the asset allocation program is considered “static”.  The program is static because any time there is an allocation change or fund change determined to be necessary by the asset allocation program vendor to maintain the strategy (e.g., conservative, moderate, aggressive) of the model, the Depositor does not alter the allocations to reflect the changes.  The client is notified the model has terminated and their allocations following the termination date will continue to be rebalanced quarterly to the terminated model’s percentages.  They are advised to contact their representative to determine if these prior allocations remain suitable for their investment objectives.  We respectfully assert that it is our obligation to let the policyowner know that the models are not the asset allocation program vendor’s current view of the market.  We believe we could be liable be for failure to so notify them.  They are not advised by us that a new model exists.  The client must independently learn of and opt-in to any new model offered.  Thus, nothing that we do alters the static nature of the model or renders it dynamic.  We also respectfully assert that we would be discriminating against policyowners under Federal securities and state insurance laws if we denied them the right to independently adopt new allocation choices.

The Asset Allocation section has been revised to state new premium will be allocated to the percentages of the terminated model unless the Company receives different instruction.  The Company’s asset allocation brochure was submitted with a correspondence filing for 333-144628 made October 11, 2007.

20.           Policy Application, Issuance & Initial Premium (pp. 15-16)
a.  Please identify the “extra charges” in the last sentence of the first paragraph.  If they are not included in the fee table, please include them.

Response:

The “Policy Application, Issuance & Initial Premium” section has been revised to state that cost of insurance charges may be increased up to 500% of the charges applicable under the respective mortality table for that risk.  This potential increase in charge due to the increased risk of an impaired Insured does not make the minimum and maximum cost of insurance charge in the Fee Table untrue as the mortality tables address only unrated risks.  Moreover, use of this amount in the Fee Table, rather than Footnote 5, would be misleading because impaired Insureds represent a notably small portion of Insureds and its inclusion would provide Fee Table information that would be inaccurate for the super-majority of prospective purchasers.  As noted, the Representative Owner is in the preferred rating class.

b .  Please delete the word “generally” in the second paragraph or provide additional disclosure explaining the context in which exceptions will be permitted.

Response:

“Generally” has been deleted from the second paragraph.

c.  Please provide more complete descriptions of each of the three dates upon which the Investment Start Date may be based.  The descriptions should make clear how each date is determined and the circumstances that could delay the Issue Date or policy date.  Also clarify supplementally the different purposes of the following:  Effective Date [of Coverage], Issue Date, [Investment] Start Date and policy date.

Response:

The Issue Date, Investment Start Date and Effective Date of Coverage are all defined within this section.  Please see additional supplemented definitions in the Glossary.  All definitions are concise and state their purpose.  A definition of Policy Date has also been added to the Glossary.

Use of “Effective Date of Coverage” is necessary to distinguish when the initial policy coverage is in effect and when specified face amount increases or decreases are in effect.  Surrender charges could be imposed on decreases so the year in which the increase (now being decreased) became effective will determine the applicable surrender charge.  Cost of insurance charges and monthly expense charges could be different for increases if the rating classification of the Insured changed from at issue.  Thus, the increase needs to be distinguished to make sure the correct charges are applied to each piece of the insurance coverage.

Issue Date is merely the date we generate the policy form off our system.  Policy Date is important if the Insured wishes to backdate the policy to save age or in “cash on delivery” situations.  In the first instance, the Policy Date could precede the Issue Date by as much as six months.  In the second instance, the Issue Date would precede the Policy Date as we could not establish the Policy Date until the Policy was delivered and the initial premium paid.  In that instance, the Company would send a new policy specifications page showing the later Policy Date.  This is important so Monthly Deductions will not occur for any period when insurance coverage was not in effect.

Investment Start Date is necessary to make clear to the policyowner when their premium is in the market and experiencing investment risk.

21.           Right of Return Period (p. 16)
The date the Right of Return Period expires is unclear.  Is it based on the date a contractowner receives the policy (as indicated in the first paragraph) or based on the Issue Date (as suggested in the second paragraph)?  If it is the former, please clarify whether the returned contract must be post-marked on the 10th day or received by the insurance company or its agent by that date.  See Form N-6, Item 9(e).

Response:

The contractual right to return is measured from the date of delivery.  In New York, return of premium is required if a policy is free-looked.  We hold the premium in a money market account until expiration of the free look.  We seek delivery receipts in all cases to confirm the date of delivery.  In the instance we have not received the receipt and we want the client to have investment experience as soon as possible, we will consider the right of return period expired after the 10 days plus five days.   The five days is added to take into consideration mailing delays.  We would not want a client to not have valuable investment experience because their sales representative may have forgotten to delivery the policy promptly.  Should a client decide to free look the policy and indicate delivery did not occur within that time, the Depositor bears the risk of gain/loss.  This has been determined to be the best customer-friendly practice to employ.

Lastly, the policy would need to be post-marked within ten days of delivery.  “The Right to Return Period” section states “mailing” within the ten day period.

22.	Premium Payments (pp. 16, 26-27)

Please revise the second sentence.  Currently, the Issue Date depends on when premium is received, so the statement is circular.   Also, please add the required Item 7(b) description of factors determining the amount of any required premiums (e.g., face amount, death benefit option, charges, etc.).  Finally, please clarify when premium payments are due if a contractowner does not make payments according to a premium payment plan.   See Item 7(d).

Response:

The second sentence of the initial paragraph has been deleted.  The “Premium Payments” section has been revised to state the factors that determine the Minimum Monthly Premium.  After the initial premium payment necessary to put coverage in force, no premium is “due” as this is a flexible premium product.  We do provide notice if a Policy may lapse due to the insufficiency of premium payments.  This section has been further revised to state we will provide notice if additional premium is required to maintain coverage.

23.           Premium (p. 16)
Please include a cross-reference to the narrative describing the impact of SFA increases on the policy (e.g., charges, potential for lapse, etc.).

Response:

The “Premium” section has been changed to state SFA and SIA increases and decreases will impact the level of premium the policyowner needs to pay to maintain coverage.  Registrant has also added disclosure that the financial adviser can provide an illustration showing the effects on premium funding of SFA and SIA changes.

24.	Allocation of Net Premium (p. 17)
Please clarify the date in the last sentence under this heading.

Response:

The last sentence in the “Allocation of Net Premium” section has been revised to state an allocation change will be effective as of the date we receive notice of that change.

25.	Death Benefit Options (p. 18)
Please consider describing the general circumstances in which each death benefit option may be most advantageous.

Response:

The differences/advantages of Option A vs. Option B have been stated in the “Death Benefit Options” section.

26.	Changes in the Death Benefit Options (pp. 18-19)
For clarity, please rewrite the second paragraph under this heading. See Rule 421.  Please consider providing an example applying the provision to a decrease large enough to affect several recent increases to SFA and SIA.  This comment also applies to the “Decreases” subsection of “Changes in SFA and SIA” on the same page.

Response:

A numeric example has been added to the second paragraph of the “Changes in the Death Benefit Option” section and at the end of the “Decreases” section.

27.	Surrenders & Surrender Charges (pp. 19-21, 29)

Surrender charges appear to apply to partial surrenders when the death benefit selected is Option A, but not Option B.  If so, please state this directly.  Alternatively, add disclosure describing when partial surrenders trigger the surrender charge.  Also, please clarify the last sentence under this heading.  What does it mean to allocate surrender charges “among the Sub-Accounts in excess of any Policy Debt?”  (Emphasis added.)  Please revise the identical language under “Monthly Cost of Insurance” on page 29 as well.

Response:

A change from Option B to A would result in a Specified Face Amount increase which would not trigger surrender charges.  Option A to B would result in a decrease in Specified Face Amount but surrender charges are not imposed.  To avoid any confusion, the first paragraph following the (now deleted) long surrender charge table has been revised to state surrender charges do not apply on “any” change in death benefit option.  The Policy distinguishes between surrenders and withdrawals with surrenders limited to termination of coverage and withdrawals addressing requests for a portion of the Account Value.  There are no partial surrenders permitted under the Policy.  A partial withdrawal will never incur surrender charges.  For clarity, “any” precedes “withdrawal” in the paragraph referenced above. The same edits have been made to the Decreases section preceding this section.

A policyholder may allocate a loan (Policy Debt) to specific Sub-Accounts.   Loan amounts allocated to the Variable Sub-Accounts will be transferred to the Fixed Account.  The last sentence of the “Surrenders and Surrender Charges” section has been revised to delete reference to Policy Debt and indicate proportional allocation among the Sub-Accounts.  A similar change has been made to the “Monthly Cost of Insurance” section, the “Monthly Expense Charge” section, the “Policy Loans” section and the “Partial Withdrawals” section.

28.
Please add disclosure describing the procedures for increasing Specified Face Amount and Supplemental Insurance Face Amount comparable to the disclosure on page 16 of the initial N-6 registration statement for SEC file number 333-144627 (filed contemporaneously with the initial registration statement addressed in this letter).  When adding the disclosure, please incorporate the corresponding Staff comments to that language as well.

The “Increases” section has been revised to state the financial adviser can provide an illustration showing premium funding necessary to sustain coverage at the increased Specified Face Amount and Supplemental Insurance Face Amount.

29.	Policy Loans (p. 22)
Please indicate how a contractowner will know whether Registrant has exercised the right to apply loan repayments to loans from the Fixed Account before loans from the Variable Sub-Accounts.

Response:

The fifth paragraph of the “Policy Loans” section has been revised to delete the reservation of right to apply loan repayments to the Fixed Account prior to the Variable Sub-Accounts.  Loan repayments are always applied to the Fixed Account.  The section (first paragraph) has been further revised to state that No-Lapse Protection and the Loan Lapse Protection Rider may prevent Policy termination.

30.	Short Term Trading (pp. 24-25)
With respect to the Short-Term Trading policy, please clarify that an underlying fund may only restrict exchanges to the extent that the contractowner tries to exchange into the restricted fund.

Response:

The second paragraph of “The Funds’ Harmful Trading Policies” portion of the “Short-Term Trading” section has been revised to limit restrictions on transfers or exchanges into a fund.  The third and fourth paragraphs of the “Short-Term Trading” section have also been revised accordingly.  A fifth paragraph has been added to the “Short-Term Trading” section to explain what would occur with monies related to a prohibited allocation.

31.	Transfer Privileges (pp. 25-26)

Please clarify the meaning of the word “processed” in the first sentence in the third paragraph under this heading.  Specifically, describe when accumulation unit values applicable to transfer requests are calculated.  Also, the last paragraph under this section is confusing.  Please clarify the relationship between the rights reserved by the Registrant and “a material change in the Variable Sub-Accounts under your Certificate”.  Alternatively, delete the word “however” and identify the material changes the quoted language contemplates.

Response:

The term “processed” has been replaced with “executed”.  A sentence has been added to state the Unit Value of Variable Sub-Accounts affected by a transfer request will be that next determined after receipt of such transfer request.

New York insurance law mandates the material change language and it is included in the underlying policy form.  The reference to “Certificate” has been changed to “Policy”.  The material change has been clarified to refer to changes in the investment objective of a Variable Sub-Account.

32.	Account Value (pp. 26-28)

Please clarify that premium payments are credited to the selected underlying fund options at the price next determined after receipt of the premium payment.  Also, please add disclosure describing how transfers of value between the variable sub–accounts are reflected in the determination of account value on subsequent valuation dates.

Response:

Consistent with the Tax Code requirements and the structure of separate accounts and underlying funds, premium payments are never credited to underlying funds and to say so would be inaccurate and could be regarding by the Internal Revenue Service as violating the Section 817 provisions of the Tax Code and result in disqualification of the Policy under those provisions.  In any event, the industry’s traditional disclosure with regard to Net Investment Factors fully addresses the value of the underlying fund shares.

The second paragraph of the “Account Value of the Variable Sub-Accounts” section has been revised to state if premium is to be allocated to a Variable Sub-Account, the Unit Value of the Variable Sub-Account will be that next determined after receipt of such premium.  The “Account Value on Subsequent Valuation Dates” section has been revised in its entirety and addresses transfers between Sub-Accounts.

33.	Insufficient Value (p. 28)
Please address the Loan Lapse Protection Rider as well and cross-reference the sections discussing that rider and the No-Lapse Protection Rider already mentioned.

Response:

The “Insufficient Value” section has been revised to state protection of lapse due to insufficient value may also be provided by the Loan Lapse Protection Rider.  The policyowner is directed to the “Supplemental Benefits” section of the prospectus for additional information regarding the Loan Lapse Protection Rider and the No-Lapse Protection Rider.

The “Insufficient Value”, “Grace Period”, “Lapse Protection Value” and “No-Lapse Protection Period” sections have been restated for clarity.  The “Splitting Units” section has been moved to follow the “Net Investment Factor” section.

34.           Charges & Deductions (pp. 28-30)
a.  Generally:  Per the requirements of Item 5(a), the prospectus disclosure should include a description of each charge under the contract.  In the Charges and Deductions section, please include a corresponding discussion of each charge in the fee table or a cross-reference to the page where it is described.  Each description should satisfy the requirements of Item 5(a) independently by clearly stating the value of the specific charge, how the amount is determined, and what is provided in consideration for that charge.  The following charges require additional disclosure:  the Waiver of Monthly Deductions Rider, the Payment of Stipulated Amount Rider, the Surrender Charge Modification Rider and the No-Lapse Protection Rider.

Response:

The “Charges and Deductions” section has been revised to provide additional disclosure in each charge section.

b.  Premium Expense Charge:  Please state the range of premium taxes per Item 5(a)(3) or confirm that the premium tax charge will be the same regardless of locality variations in tax obligations.

Response:

The “Premium Expense Charge” section has been revised to state what portion of the charge is for tax obligations and states the charge does not vary by state.  A portion of the Premium Expense Charge covers mortality risks and that has been so stated.

c.  Monthly Cost of Insurance (“COI”):  Please identify by name each of the charges included in this deduction.  For example, under sub-paragraph (2) at the top of page 30, identify the specific fees that make up the “monthly rider cost for any riders which are a part of the Policy”.  If applicable, also revise the Glossary definition on page 46.  In addition, please explain more clearly how the COI charges are determined for the SFA and SIA.  Why is the net amount at risk for each one based on 100% of the account value when each represents only a portion of the total insurance coverage under the contract?

Response:

Item 2 in the “Monthly Cost of Insurance” section has been revised to state which optional riders may impact the cost of insurance monthly deduction amount.  The Glossary definition of Monthly Cost of Insurance has been revised to state which benefits with cost of insurance deductions are provided by the policy and which are provided by rider.  Item 3 addresses increased cost of insurance charges due to substandard risk classifications.

The Supplemental Insurance Amount cost of insurance is part of the Monthly Cost of Insurance deduction now stated in Item 1.  The Supplemental Insurance Rider Face Amount Net Amount at Risk would be reflected in the death benefit figure in the first item of the Net Amount at Risk calculation.

Footnote 5 has been supplemented with this information and provides a cross-reference to this section.

d.  Other Charges and Deductions:  Regarding the Flat Extra Charge, please provide a narrative description specifying (1) the actual value or amount of the charge as a percentage or dollar value, (2) the frequency of deduction and (3) the value from which it is deducted.  Also, please correct the page reference regarding the loan charge.

Response:

The Other Charges and Deductions section has been revised to state flat extra charges will not exceed $20.00 per $1000 of Specified Face Amount and Supplemental Insurance Face Amount.  Flat extra charges are deducted from the Account Value on a monthly basis and cover the additional mortality risks of the Insured borne by the Company.  The Amount Deducted column in the Fee Table has been revised to show the flat extra charge also applies to Supplemental Insurance Face Amount.  Reference to the Policy Loans provision and interest has been corrected.

35.           Supplemental Benefits – Generally (pp. 30-33)
Please indicate whether there are any restrictions on when riders can be elected, whether they can be discontinued at the request of the contractowner, and if so, whether the corresponding charges are also discontinued.  Also, if additional medical underwriting is required for eligibility for any of the riders, please identify those riders.  If any supplemental benefits are mutually exclusive, please indicate this as well.

Response:

The sections describing each rider have been revised to state which riders must be elected at issue, which may be discontinued upon written request to the Company and if discontinued, that the related rider charge will cease.

There is no potential for additional underwriting related to any riders.  The sections describing each rider state whether the riders are mutually exclusive.

Information required by Item 5 is present.

36.           Charitable Giving Benefit Rider (p. 31)
Please expand this section to describe the rider in greater detail.  Specifically, indicate how a contractowner would know if his or her Specified Face Amount is sufficient to elect the rider and when the rider must be elected.  Also, please define “Charitable Gift Amount” and “Charitable Beneficiary” here or in the glossary.

Response:

The “Charitable Giving Benefit Rider” section has been revised to provide definitions of Charitable Gift Amount and Charitable Beneficiary.  The current minimum specified face amount for rider availability has also been stated as well as disclosure concerning loss of the rider due to Specified Face Amount decreases.

37.           Waiver of Monthly Deductions Rider (p. 31)
If this rider increases risk of lapse or may negatively affect the contract in other ways, please indicate this.  Also, please clarify the statement that the waiver of deductions is“retroactive to the date of total disability”.  Explain how this works.

Response:

The “Waiver of Monthly Deductions Rider” section has been revised to state monthly deductions will be waived for all months for which the Insured was totally disabled.  Payment of benefits under this rider does not increase risk of lapse nor have a potentially negative effect on the Policy. It is stated that waiver of monthly deductions means the Account Value is not reduced by any monthly deductions on each Monthly Anniversary Day during the period of total disability.

38.           Payment of Stipulated Amount Rider (p. 31)
If payment of a benefit under this rider can increase risk of lapse or negatively affect other benefits under the contract, please indicate this.

Response:

The impact of payments under this Rider to other Policy benefits would be conditional upon the “stipulated amount” elected by the Owner.  As an Owner is not permitted to elect a stipulated amount in excess of the Planned Periodic Premium, the “Payment of Stipulated Amount Rider” section has been revised to state payment of the stipulated amount does not guarantee that the Account Value of the Policy will be sufficient to keep the Policy in force.

39.	Surrender Charge Modification Rider (p. 31)
If applicable, please state that the same charge rate applies to all contractowners who select this rider.  Otherwise, disclose the personal characteristics upon which it varies and modify the fee table per Instruction 3(b) to Item 3.

Response:

The “Surrender Charge Modification Rider” section has been revised to state the per $1000 rider charge is the same for all policyholders.

40.	No-Lapse Protection Rider (p. 32)

a.  Rider’s Function:  Please provide a plain English description of the circumstances under which this rider would be beneficial.  Also, please insert either “and” or “or” after the second bullet point to indicate whether all the listed conditions must apply or just one of them.

Response:

No-Lapse Protection is now automatically provided under the base policy if Option A is elected.    The “No-Lapse Protection Rider” section has been revised to state lapse protection eliminates the risk of policy lapse due to poor investment performance.   The section has been restated to clarify how the No-Lapse Protection Period is determined and the differences between No-Lapse Protection provided under the Policy and the No-Lapse Protection provided by rider.

b.  Lapse Protection Values:  Please explain each of the following terms more clearly:  “Lapse Protection Interest Rate”, “Lapse Protection Expense Charge”, “rider’s Net Amount at Risk” and “Lapse Protection Net Premium”.  The Lapse Protection Net Premium description should specify which “premium” the calculation requires (e.g., premium paid to date, target premium, initial premium, net premium to date, etc.).  Likewise, the disclosure in the final paragraph should say how the Rider’s Net Amount at Risk is determined.

Response:

The No-Lapse Protection Rider section has been restated.  The Lapse Protection Interest Rate, Expense factor, Net Premium, etc. are merely reference values used for the sole purpose of calculating the Lapse Protection Value.  Definitions of Total Net Amount at Risk and No-Lapse Protection Rider Net Amount at Risk have been added to the Glossary.

c. Related Charges: Please add a line item to the fee table for each of the related Lapse Protection charges mentioned in the second to last paragraph in this section.

Response:

The Lapse Protection Monthly Expense Charge and Lapse Protection Expense Charge were mistitled. They are factors used in the calculation of the Lapse Protection Value.

d. Examples: Please provide examples illustrating how all values under this rider are calculated.

A numeric example of Lapse Protection Value by month for the first policy year for a 45 year old is attached at the end of this letter.

41.	Travel Assistance Endorsement (pp. 32-33)
Please explain where a contractowner can get more information about the rider. If there is an associated charge, please describe it in the narrative and include it in the appropriate fee table.

Response:

The “Travel Assistance Endorsement” section has been revised to state there is no charge for the endorsement.  Additionally, the policyowner is directed to contact their financial adviser for the brochure that provides additional information about the Endorsement.

42.           Reinstatement (p. 34)
Per Item 11(d), please identify the charges to be paid by the contractowner and any responsibility for outstanding loan prepayments.    Also, either in the prospectus or the SAI, discuss how the charge to reinstate is determined.  See Item 22.

Response:

The “Reinstatement” section has been revised to state all amounts due on the date of reinstatement and that Policy Debt must be repaid or carried over to the reinstated Policy.  The prospectus section lists specifically all charges to reinstate.

43.           Glossary of Terms (pp. 46-47)
Please include user-friendly definitions of the following terms in the Glossary and refer to them as capitalized, defined terms through the prospectus and SAI:  (a) You; (b) Policy Date; (c) No-Lapse Guarantee Period; (d) Rider Net Amount at Risk; (e) Minimum Monthly Premiums; (f)  Target Premium; (g) Minimum Initial Premium; (h) Charitable Gift Amount; and (i) Charitable Beneficiary.

Response:

Definitions of “You”, “Policy Date”, “No-Lapse Protection Period”, “No-Lapse Protection Rider Net Amount at Risk”, “Minimum Monthly Premium”, “Target Premium” and “Initial Premium” have been added to the Glossary and have been capitalized throughout the prospectus.

“Charitable Gift Amount” and “Charitable Beneficiary” are defined in the Charitable Giving Benefit Rider section, as instructed in Comment 36. “Minimum Initial Premium” was not added as the “Initial Premium” definition includes reference to what the actual minimum initial premium is.

44.           Back Cover Page
On the back cover page, the address and telephone number for the Public Reference Room are incorrect.  The correct information is:  901 E Street, N.E., Washington, D.C. 20549; (202) 551-8090.

Response:

The address and telephone number for the Public Reference Room on the back cover has been corrected.

45.           Incorporation by Reference (SAI, Cover Page)
Please revise the statement of incorporation by reference on the cover of the SAI so the prospectus is incorporated into the SAI.  See Item 15(a)(3)(C).

Response:

The incorporation reference has been deleted from the SAI.  Incorporation is optional pursuant to General Instruction D(1)(b).

46.           Item 17(c)(2) (SAI, p.2)
Please provide the business address of the independent public accounting firm.

Response:

The Independent Public Accounting Firm section of the SAI has been revised to state the business address of Deloitte & Touche LLP.

47.           Item 28
The document incorporated by reference in response to this item does not appear to satisfy the requirements of Item 28.  Specifically, Item 28 requires the disclosure of “the state or other sovereign power under the laws of which [each] company is organized” for “all persons directly or indirectly controlled by or under common control with the Depositor or the Registrant”.  (emphasis added)  Please include this information for the entities similarly under common control with the Depositor or Registrant.  In addition, per Instruction 2 to Item 28, also indicate the type of financials filed by the other subsidiaries under the common control of Sun Life Financial along with the Registrant.

Response:

A new Item 28 was filed as an exhibit to Pre-Effective Amendment 2 for 333-144353.  It will be incorporated by reference when a pre-effective amendment filing is appropriate.

48.	Miscellaneous
Any exhibits, financial statements and any other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

Response:

The Company understands its obligation.

49.           Representations
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the insurance company and its management are in possession of all facts relating to the insurance company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response:

The Company understands its obligation.

In addition to the changes made in response to Staff comments, as shown in the red-lined courtesy copy of the prospectus, all changes received from the Staff on other recent filings have been made.

Please direct all questions and comments to the undersigned at (781)446-1638.

Sincerely,

/s/ Susan J. Lazzo

Susan J. Lazzo
Senior Counsel

45MPN NLG Rider

Policy Month	Shadow COI Per $1,000	Shadow Face Amount	Premium	Premium Expense Charge	Beg of Month Shadow Acct Value Before COI Deduction	Monthly Fee	Net Amount at Risk	COIs	Interest	End of Month Shadow Acct Value	Death Benefit Before COI Deduction

1	0.381000	0	10,000.00	800.00	9,200.00	10.00	988,339.80	376.56	28.85	8,842.30	1,000,000.00
2	0.381000	0	-	-	8,842.30	10.00	988,697.50	376.69	27.68	8,483.28	1,000,000.00
3	0.381000	0	-	-	8,483.28	10.00	989,056.51	376.83	26.51	8,122.96	1,000,000.00
4	0.381000	0	-	-	8,122.96	10.00	989,416.84	376.97	25.33	7,761.32	1,000,000.00
5	0.381000	0	-	-	7,761.32	10.00	989,778.48	377.11	24.14	7,398.35	1,000,000.00
6	0.381000	0	-	-	7,398.35	10.00	990,141.45	377.24	22.95	7,034.06	1,000,000.00
7	0.381000	0	-	-	7,034.06	10.00	990,505.74	377.38	21.76	6,668.44	1,000,000.00
8	0.381000	0	-	-	6,668.44	10.00	990,871.36	377.52	20.56	6,301.48	1,000,000.00
9	0.381000	0	-	-	6,301.48	10.00	991,238.32	377.66	19.36	5,933.18	1,000,000.00
10	0.381000	0	-	-	5,933.18	10.00	991,606.62	377.80	18.15	5,563.53	1,000,000.00
11	0.381000	0	-	-	5,563.53	10.00	991,976.27	377.94	16.94	5,192.53	1,000,000.00
12	0.381000	0	-	-	5,192.53	10.00	992,347.27	378.08	15.73	4,820.17	1,000,000.00

Discount Factor	1.002466	Monthly Fee	10	Face Amount	1,000,000
Shadow Acct Int Rate	4%	Prem Load	8%	Premium	10,000

Sun Protector Variable Universal Life Insurance
Sun Life (N.Y.) Variable Account D
A Flexible Premium Combination Fixed and Variable Universal Life Insurance Policy
Prospectus
November 23, 2007

This prospectus describes a combination fixed and variable universal life insurance policy (the "Policy") issued by Sun Life Insurance and Annuity Company of New York ("we", "us" or "Company"), a member of the Sun Life Financial group of companies, through Sun Life (N.Y.) Variable Account D, one of our separate accounts.  The Policy is being offered as an individual policy.  This prospectus contains important information You should understand before purchasing a Policy.  We use certain special terms which are defined in Appendix A.  You should read this prospectus carefully and keep it for future reference.

You may choose among a number of Variable Sub-Accounts and a Fixed Account. The Variable Sub-Accounts invest in shares of the following Funds:

ASSET ALLOCATION	LARGE CAP EQUITY
Franklin Income Securities Fund (Class 2)	AIM V.I. Core Equity Fund (Series I)
MFS/Sun Life Total Return Series (S Class)	Columbia Marsico 21st Century Fund, Variable Series – Class B
EMERGING MARKETS BOND	Fidelity VIP Contrafund® Portfolio (Service Class 2)
PIMCO VIT Emerging Markets Bond Portfolio (Administrative Class)	Fidelity VIP Index 500 Portfolio (Service Class 2)
EMERGING MARKETS EQUITY	Franklin Mutual Shares Securities Fund (Class 2)
MFS/Sun Life Emerging Markets Equity Series (S Class)	Goldman Sachs VIT Structured U.S. Equity Fund (S Shares)
HIGH YIELD BOND	Lord Abbett Series Fund - Growth and Income Portfolio (Class VC)
PIMCO VIT High Yield Portfolio (Administrative Class)	MFS/Sun Life Value Series (S Class)
INFLATION-PROTECTED BOND	Oppenheimer Capital Appreciation Fund/VA (Service Shares)
PIMCO VIT Real Return Portfolio (Administrative Class)	Oppenheimer Main Street Fund/VA (Service Shares)
INTERMEDIATE TERM BOND	SC Davis Venture Value Fund (I Class)
Franklin U.S. Government Fund (Class 2)	SC FI Large Cap Growth Fund (I Class)
MFS/Sun Life Bond Series (S Class)	Van Kampen LIT Comstock Portfolio (Class 2 Shares)
PIMCO VIT Total Return Portfolio (Administrative Class)	REAL ESTATE EQUITY
Sun Capital Investment Grade Bond Fund (I Class)	Sun Capital Real Estate Fund® (I Class)
INTERNATIONAL/GLOBAL EQUITY	SHORT TERM BOND
AIM V.I. International Growth Fund (Series I)	PIMCO VIT Low Duration Portfolio (Administrative Class)
AllianceBernstein VPS International Value Portfolio (Class B)	SMALL CAP EQUITY
DWS Small Cap Index VIP (Class B)
MFS/Sun Life Research International Series (S Class)	Franklin Small Cap Value Securities Fund (Class 2)
Oppenheimer Global Securities Fund/VA (Service Shares)
INTERNATIONAL/GLOBAL SMALL/MID CAP EQUITY	SC Oppenheimer Main Street Small Cap Fund (I Class)
First Eagle Overseas Variable Fund	Wanger U.S. Smaller Companies
MID CAP EQUITY	SPECIALTY/SECTOR EQUITY
Fidelity VIP Mid Cap Portfolio (Service Class 2)	MFS/Sun Life Utilities Series (S Class)
Lord Abbett Series Fund - Mid-Cap Value Portfolio (Class VC)	SPECIALTY/SECTOR COMMODITY
SC Blue Chip Mid Cap Fund (I Class)	PIMCO VIT Commodity RealReturn Strategy Portfolio (Administrative Class)
MONEY MARKET	TARGET DATE
Sun Capital Money Market Fund (I Class)	Fidelity VIP Freedom 2015 Portfolio (Service Class 2)
MULTI SECTOR BOND	Fidelity VIP Freedom 2020 Portfolio (Service Class 2)
Franklin Strategic Income Securities Fund (Class 2)	Fidelity VIP Freedom 2030 Portfolio (Service Class 2)

AIM Advisors, Inc. advises the AIM Funds.  AllianceBernstein L.P. advises the AllianceBernstein VPS International Value Portfolio.  Columbia Management Advisors, LLC advises the Columbia Marsico 21st Century Fund and Marsico Capital Management, LLC is the subadviser.  Deutsche Investment Management Americas, Inc. advises the DWS Small Cap Index VIP.  Fidelity Management & Research Company advises the Fidelity Portfolios. Arnhold and S. Bleichroeder Advisers, LLC advises the First Eagle Overseas Variable Fund.  Franklin Advisers, Inc. advises the Franklin Income Securities Fund, Franklin Strategic Income Securities Fund and Franklin U.S. Government Fund.  Franklin Advisory Services, LLC advises the Franklin Mutual Shares Securities Fund and the Franklin Small Cap Value Securities Fund.  Goldman Sachs Asset Management, L.P. advises the Goldman Sachs VIT Structured U.S. Equity Fund.  Lord, Abbett & Co. LLC advises the Lord Abbett Portfolios.  Massachusetts Financial Services Company, our affiliate, advises the MFS/Sun Life Series.  OppenheimerFunds, Inc. advises the Oppenheimer Fund/VAs and is subadviser of the SC Oppenheimer Main Street Small Cap Fund.  Pacific Investment Management Company LLC advises the PIMCO Portfolios.  Sun Capital Advisers, LLC, our affiliate, advises the Sun Capital Funds.  Davis Advisors is the subadviser of the SC Davis Venture Value Fund.  Pyramis Global Advisors, LLC is the subadviser of the SC FI Large Cap Growth Fund.  Van Kampen Asset Management advises the Van Kampen LIT Comstock Portfolio.  Columbia Wanger Asset Management, LP advises the Wanger U.S. Smaller Companies.

Sun Life Insurance and Annuity Company of New York
Service Office:  One Sun Life Executive Park
Wellesley Hills, Massachusetts 02481
(866) 702-6998

Neither the Securities and Exchange Commission nor any state securities commission has approved these securities or determined that this prospectus is accurate or complete.  Any representation to the contrary is a criminal offense.

Table of Contents

Topic	Page

Risk/Benefit Summary of Policy [INSERT PAGE NUMBER]
Sun Life Insurance and Annuity Company of New York [INSERT PAGE NUMBER]
The Variable Account [INSERT PAGE NUMBER]
The Funds [INSERT PAGE NUMBER]
Fees and Expenses of the Funds [INSERT PAGE NUMBER]
Our General Account [INSERT PAGE NUMBER]
Investment Programs [INSERT PAGE NUMBER]
Dollar Cost Averaging [INSERT PAGE NUMBER]
Asset Rebalancing [INSERT PAGE NUMBER]
Asset Allocation [INSERT PAGE NUMBER]
About the Policy [INSERT PAGE NUMBER]
Policy Application, Issuance and Initial Premium [INSERT PAGE NUMBER]
Death Benefit Compliance Test [INSERT PAGE NUMBER]
Right of Return Period [INSERT PAGE NUMBER]
Premium Payments [INSERT PAGE NUMBER]
Premium [INSERT PAGE NUMBER]
Guideline Premium Test Limitations [INSERT PAGE NUMBER]
Net Premiums [INSERT PAGE NUMBER]
Allocation of Net Premium [INSERT PAGE NUMBER]
Planned Periodic Premiums [INSERT PAGE NUMBER]
Death Benefit [INSERT PAGE NUMBER]
Death Benefit Options [INSERT PAGE NUMBER]
Changes in the Death Benefit Option [INSERT PAGE NUMBER]
Changes in SFA and SIA [INSERT PAGE NUMBER]
Minimum Changes [INSERT PAGE NUMBER]
Increases [INSERT PAGE NUMBER]
Decreases [INSERT PAGE NUMBER]
Accessing Your Account Value [INSERT PAGE NUMBER]
Surrenders and Surrender Charges [INSERT PAGE NUMBER]
Partial Withdrawals [INSERT PAGE NUMBER]
Policy Loans [INSERT PAGE NUMBER]
Short-Term Trading [INSERT PAGE NUMBER]
The Funds’ Harmful Trading Policies [INSERT PAGE NUMBER]
Transfer Privileges [INSERT PAGE NUMBER]
Account Value [INSERT PAGE NUMBER]
Account Value of the Variable Sub-Accounts [INSERT PAGE NUMBER]
Net Investment Factor [INSERT PAGE NUMBER]
Splitting Units [INSERT PAGE NUMBER]
Insufficient Value [INSERT PAGE NUMBER]
Grace Period [INSERT PAGE NUMBER]
Lapse Protection Value [INSERT PAGE NUMBER]
No-Lapse Protection Period [INSERT PAGE NUMBER]
Charges and Deductions [INSERT PAGE NUMBER]
Premium Expense Charge [INSERT PAGE NUMBER]
Mortality and Expense Risk Charge [INSERT PAGE NUMBER]
Monthly Expense Charge [INSERT PAGE NUMBER]
Monthly Cost of Insurance [INSERT PAGE NUMBER]
Monthly Cost of Insurance Rates [INSERT PAGE NUMBER]
Other Charges and Deductions [INSERT PAGE NUMBER]
Reduced Charges [INSERT PAGE NUMBER]
Supplemental Benefits [INSERT PAGE NUMBER]
Accelerated Benefits Rider [INSERT PAGE NUMBER]
Charitable Giving Benefit Rider [INSERT PAGE NUMBER]
Waiver of Monthly Deductions Rider [INSERT PAGE NUMBER]
Payment of Stipulated Amount Rider [INSERT PAGE NUMBER]
Surrender Charge Modification Rider [INSERT PAGE NUMBER]
Loan Lapse Protection Rider [INSERT PAGE NUMBER]
No-Lapse Protection Rider [INSERT PAGE NUMBER]
Travel Assistance Endorsement [INSERT PAGE NUMBER]
Termination of Policy [INSERT PAGE NUMBER]
Reinstatement [INSERT PAGE NUMBER]
Deferral of Payment [INSERT PAGE NUMBER]
Rights of Owner [INSERT PAGE NUMBER]
Rights of Beneficiary [INSERT PAGE NUMBER]
Other Policy Provisions [INSERT PAGE NUMBER]
Addition, Deletion or Substitution of Investments [INSERT PAGE NUMBER]
Entire Contract [INSERT PAGE NUMBER]
Alteration [INSERT PAGE NUMBER]
Modification [INSERT PAGE NUMBER]
Assignments [INSERT PAGE NUMBER]
Nonparticipating [INSERT PAGE NUMBER]
Misstatement of Age or Sex [INSERT PAGE NUMBER]
Suicide [INSERT PAGE NUMBER]
Incontestability [INSERT PAGE NUMBER]
Report to Owner [INSERT PAGE NUMBER]
Performance Information [INSERT PAGE NUMBER]
Portfolio Performance [INSERT PAGE NUMBER]
Adjusted Non-Standardized Portfolio Performance [INSERT PAGE NUMBER]
Other Information [INSERT PAGE NUMBER]
Federal Income Tax Considerations [INSERT PAGE NUMBER]
Our Tax Status [INSERT PAGE NUMBER]
Taxation of Policy Proceeds [INSERT PAGE NUMBER]
Withholding [INSERT PAGE NUMBER]
Tax Return Disclosure [INSERT PAGE NUMBER]
Distribution of Policy [INSERT PAGE NUMBER]
Voting Rights [INSERT PAGE NUMBER]
Other Information [INSERT PAGE NUMBER]
State Regulation [INSERT PAGE NUMBER]
Legal Proceedings [INSERT PAGE NUMBER]
Experts [INSERT PAGE NUMBER]
Registration Statements [INSERT PAGE NUMBER]
Financial Statements [INSERT PAGE NUMBER]
Appendix A - Glossary of Terms [INSERT PAGE NUMBER]
Appendix B - Table of Death Benefit Percentages [INSERT PAGE NUMBER]
Appendix C - Privacy Policy [INSERT PAGE NUMBER]

This prospectus does not constitute an offering in any jurisdiction where the offering would not be lawful.  You should rely only on the information contained in this prospectus or in the prospectus or statement of additional information of the Funds.  We have not authorized anyone to provide You with information that is different.

Risk/Benefit Summary of Policy

Right of Return Period You may return the Policy within 10 days from the date of receipt of the Policy and receive a refund of premium paid. Premium Payments
- - -
Generally, You must make a minimum Initial Premium payment equal to two Minimum Monthly Premiums.  The minimum Initial Premium is shown in the illustration for the Policy and is shown in the Policy.

You choose the amount and timing of subsequent premium payments, within certain limits.

You may allocate your net premium payments among the Policy's available Sub-Accounts.

CONTRACT BENEFITS

Account Value

Account Value is the sum of the amounts in each Sub-Account with respect to the Policy.

The Policy's Account Value will reflect-
- - - -
the premiums You pay;

the investment performance of the Variable Sub-Accounts You select, and/or the interest credited to the Fixed Account;

any loans or partial withdrawals;

the charges we deduct under the Policy.

Accessing the Policy’s Account Value
- - -
You may borrow from us using your Account Value as collateral.

You may surrender the Policy for its Cash Surrender Value.  Cash Surrender Value is Account Value minus any surrender charges and the amount of any Policy Debt.  The surrender charge period ends 15 years after you purchase the Policy or after You increase the Specified Face Amount of the Policy.

You may make a partial withdrawal of some of the Policy’s Cash Surrender Value after the Policy has been in force for one year.  A partial withdrawal will cause a decrease in the Specified Face Amount and any Supplemental Insurance Amount of the Policy if your death benefit option is Option A.  Reducing the Cash Surrender Value with a partial withdrawal may increase the risk of Policy lapse.

Death Benefit Compliance Test

-	For favorable federal tax treatment, the Policy must meet the Guideline Premium Test.
-	Please see the Death Benefit Compliance Test paragraph in the About the Policy section of the prospectus for the Guideline Premium Test definition.

Death Benefit

If the Policy is in force at the time we receive due proof of the Insured's death, we will pay the beneficiary an amount based on the death benefit option in effect, plus any supplemental benefits added to the Policy, less Policy Debt and any overdue monthly deductions.

Specified Face Amount (“SFA”) is the minimum amount of life insurance in the Policy.  Supplemental Insurance Amount (“SIA”) is the amount of supplemental term life insurance you elect.
SIA has separate charges associated with it.  At this time, those charges are lower than SFA charges for the same coverage.  IF SIA is combined with SFA, the same amount of premium paid for the combined coverage as compared to all SFA coverage will generate faster cash value accumulation within the Policy.   SIA will terminate at the policy anniversary on which the Insured is Attained Age 121.

-	You have a choice of two death benefit options-
	- -	the SFA plus any SIA (Option A); or the sum of the SFA, any SIA and the Account Value of the Policy (Option B).
-	After the first Policy Year, You may change the SFA and SIA.

-	After the Policy Date, You may change the death benefit option.

Investment Options

- - -
You may allocate your net premium payments among the Variable Sub-Accounts and the Fixed Account.

You may transfer amounts from one Variable Sub-Account to another, subject to any limits that we or the Funds may impose.  We will notify You in writing of any such limitations.

You may transfer amounts to and from the Fixed Account, subject to our transfer rules in effect at time of transfer.

Reinstatement If the Policy terminates due to insufficient value, we will reinstate it within three years at your request, subject to certain conditions.

Supplemental Benefits

-	You may supplement the Policy with the following riders where available-

- - - - - - - -	accelerated benefits waiver of monthly deductions payment of stipulated amount surrender charge modification loan lapse protection no-lapse protection charitable giving travel assistance
-	We will deduct the cost, if any, of the rider(s) from the Policy's Account Value on a monthly basis.

CONTRACT RISKS

The Variable Account
- - - - -
We have established a variable separate account to fund the variable benefits under the Policy.

The assets of the variable separate account are free from our general creditor's claims.

The variable separate account is divided into Variable Sub-Accounts.

Each Variable Sub-Account invests exclusively in shares of a corresponding mutual fund.

When You choose Variable Sub-Accounts in the Variable Account, your benefits will fluctuate because the benefits reflect the impact of certain economic conditions on the mutual funds underlying the Variable Sub-Accounts You have elected.  These conditions include, but are not limited to

- - - -	inflationary forces, changes in rates of return available from different types of investments, changes in employment rates and the presence of international conflict.
- - -
With such Variable Sub-Accounts, You assume all investment risk.  Investment risk is the risk of poor investment performance.  Poor investment performance can result in a loss of all or some of your investment.

A comprehensive discussion of the risks of such Variable Sub-Accounts may be found in the underlying Fund's prospectus.

It is unsuitable to purchase a life insurance policy as a short-term savings vehicle because surrender charges are highest in the early Policy Years.  Cost of insurance and other insurance-related charges are appropriate to a life insurance policy and not to a short-term savings vehicle.

What If Charges and Deductions Exceed Account Value less Policy Debt?
- - - -
Unless No-Lapse Protection is in effect, the Policy will terminate at the beginning of any Policy Month if the Account Value less Policy Debt on a Processing Date is less than the charges and deductions then due.

We will send you notice and allow You a 61 day Grace Period.

If, within the Grace Period, you do not make a premium payment sufficient to cover all charges and deductions due, the Policy will terminate at the end of the Grace Period.

If the Policy terminates, all coverage ceases and no benefits are payable.

Federal Tax Considerations

Purchase of, and transactions under, the Policy may have adverse or unfavorable tax consequences that You should consider.  You may wish to consult a qualified tax professional prior to purchase regarding tax treatment of death benefits, loans and surrenders.

The following tables describe the fees and expenses that You will pay when buying, owning and surrendering the Policy.  The first table describes the fees and expenses that You will pay at the time that You buy the Policy, surrender the Policy or transfer amounts between Investment Options.
TRANSACTION FEES
Charge	When Charge is Deducted	Amount Deducted
Premium Expense Charge[1] (2% of this Charge is used for state and federal tax obligations) Maximum Charge:	Upon premium receipt	(as a percentage of premium) 7.50%
Surrender Charge	Upon policy surrender before the sixteenth Policy Year and upon surrender of a Policy increase before fifteen years have elapsed from the increase effective date	(Per $1000 of Specified Face Amount ”SFA”)
Maximum Charge: Minimum Charge: Representative Owner Charge[3]: (male, preferred, non-tobacco, issue age 45, Policy Year 1)		$55.00[2] $0.25[2] $25.00
Loan Lapse Protection Rider[4] . Maximum Charge:	On the Rider Exercise Date	(of Account Value) 3.5%
Transfer Fee Maximum Charge: Current Charge:	Upon each transfer in excess of 12 in a Policy Year	$15.00 $0.00

The next table describes the fees and expenses that You will pay periodically during the time You own the Policy, not including Fund fees and expenses.

PERIODIC CHARGES OTHER THAN FUND OPERATING EXPENSES
Charge	When Charge is Deducted	Amount Deducted
Cost of Insurance for SFA Maximum Charge: Minimum Charge: Representative Owner Charge: (male, preferred, non-tobacco, issue age 45, Policy Year 1)	At the beginning of each Policy Month	(Per $1000 of SFA Net Amount at Risk) $32.38[5] $0.04[5] $0.14
Cost of Insurance for SIA Maximum Charge: Minimum Charge: Representative Owner Charge: (male, preferred, non-tobacco, issue age 45, Policy Year 1)	At the beginning of each Policy Month	(Per $1000 of SIA Net Amount at Risk) $32.38[5] $0.04[5] $0.14
Mortality and Expense Risk Charge[6]	At the beginning of each Policy Month	(On the assets allocated to the Variable Sub-Accounts)
Maximum Charge:		0.05% per month

Charge	When Charge is Deducted	Amount Deducted
Monthly Expense Charge[7] Maximum Charge: Minimum Charge: Representative Owner Charge: (male, preferred, non-tobacco, issue age 45)	At the beginning of each Policy Month	$10.00 + $2.50 per $1000 of SFA and SIA $10.00 + $0.01 per $1000 of SFA and SIA $10.00 + $0.03 per $1000 of SFA and SIA
Loan Interest[8]	At the end of each Policy Year	(as a % of Policy Debt) 5.0%
Flat Extra Charge Maximum Charge:	At the beginning of each Policy Month	(Per $1000 of SFA and SIA)
$20.00

The next table describes the charges You will pay periodically during the time You own any riders attached to the Policy.

OPTIONAL CHARGES
Charge	When Charge is Deducted	Amount Deducted
Waiver of Monthly Deductions Rider Maximum Charge: Minimum Charge: Representative Owner Charge: (issue age 45)	At the beginning of each Policy Month	(Per $1000 of SFA and SIA)
$0.18[9] $0.01[9]
$0.07
Payment of Stipulated Amount Rider Maximum Charge: Minimum Charge:	At the beginning of each Policy Month	(Per $100 of Stipulated Amount10)
$0.79[11] $0.13[11] $0.45
Representative Owner Charge: (male, issue age 45, benefit payable to age 70)
Surrender Charge Modification Rider[12] Maximum Charge:	At the beginning of each Policy Month	(Per $1000 of Initial SFA)
$0.02
No-Lapse Protection Rider Maximum Charge: Minimum Charge:	At the beginning of each Policy Month	(Per $1000 of No-Lapse Protection Rider Net Amount at Risk)
$0.97[13] $0.01[13]
Representative Owner Charge: (male, preferred, non-tobacco, issue age 45)		$0.93

The next item shows the minimum and maximum total operating expenses charged by the Funds that You may pay periodically during the time that You own the Policy.  More detail concerning each Fund's fees and expenses is contained in the prospectus for each Fund.

TOTAL ANNUAL FUND OPERATING EXPENSES (deducted by each Fund on the average daily net asset value of each Fund)	Minimum	Maximum
Total Annual Fund Expenses (expenses that are deducted from Fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses)	0.35%	1.78%

[1]The Premium Expense Charge varies by the Insured’s Issue Age, sex and rating class.  The elements making up the Premium Expense Charge are discussed on page 24.  The Charge is deducted from premium received.
[2]The $55.00 is the maximum surrender charge possible and represents the per $1000 of Specified Face Amount charge for an Insured male, standard, tobacco, issue age 85, Policy Year 1.  The $0.25 is the minimum surrender charge possible and represents the per $1000 of Specified Face Amount charge for an Insured female, super preferred, non-tobacco, issue age 20, Policy Year 15.  The surrender charge varies based on the Specified Face Amount, the length of time the Policy has been in force, the Insured’s age, sex and rating class.
3It is assumed the Owner and the Insured are the same person.
[4]The rider charge equals the excess of 99.5% of the Account Value over the Policy Debt.  For additional detail for the Loan Lapse Protection Rider, please see page 27.
[5]The $32.38 is the monthly maximum cost of insurance charge possible and represents the charge for an Insured male, tobacco, current age 99.  The $0.04 is the monthly minimum cost of insurance charge and represents the charge for an Insured female, super preferred, non-tobacco, issue age 20, Policy Year 1.  The cost of insurance charges vary based on the length of time the Policy has been in force and the Insured’s Issue Age, sex and rating class. For substandard risk classifications, the Company reserves the right to charge up to 500% of the cost of insurance charges shown in the Fee Table.  Please see page 25 of the prospectus for additional detail.
[6]The monthly rate is shown in the table. The annual percentage is 0.60% for Policy Years 1-10, 0.20% for Policy Years 11-20 and 0.10% thereafter.
[7]The maximum monthly expense charge is $10.00 in all Policy Years plus $2.50 per $1000 of SFA and SIA for the first 20 Policy Years following the date of issue and for the first 20 Policy Years following the date of any increase in SFA and SIA.  The $2.50 per $1000 of SFA and SIA represents the charge for an Insured male, tobacco, issue age 85.  The minimum monthly expense charge is $10.00 in all Policy Years plus $0.01 per $1000 of SFA and SIA for the first 20 Policy Years following the date of issue and for the first 20 Policy Years following the date of any increase in SFA and SIA.  The $0.01 per $1000 of SFA and SIA represents the charge for an Insured female, super preferred, non-tobacco, issue age 20. The monthly expense charge varies based on the Insured's age, sex and rating class.
[8]Loan Interest is charged as a percentage of Policy Debt and is added to Policy Debt.  The Loan Interest is 5.0% in Policy Years 1-20 and 3.0% thereafter.
[9]The $0.18 is the monthly maximum charge possible and represents the per $1000 of SFA and SIA charge for an Insured, issue age 55.  The $0.01 is the monthly minimum charge possible and represents the per $1000 of SFA and SIA charge for an Insured, issue age 20.  Charges vary by issue age only.
10To increase the variety of Stipulated Amounts electable, the charge imposed is per $100 of Stipulated Amount.
[11]The $0.79 is the monthly maximum charge possible and represents the charge for an Insured male, issue age 55, benefit payable to age 70.  The $0.13 is the monthly minimum charge possible and represents the charge for an Insured male, issue age 20, benefit payable to age 65.  Charges vary based on the Insured's age, sex and duration of payment option. Disability rates for males are lower than females at younger ages and much higher for males than females at older ages.  The use of rates for males provides an appropriate range of rates.
[12]The charge applies only during the first Policy Year.
[13]The $0.97 is the monthly maximum cost of insurance charge possible and represents the charge for an Insured male, tobacco, current age 99.  The $0.01is the monthly minimum cost of insurance charge and represents the charge for an Insured female, super preferred, non-tobacco, issue age 20, Policy Year 1.  The cost of insurance charges vary based on the length of time the Policy has been in force, the duration of the rider, the Insured’s Issue Age, sex and rating class.

Sun Life Insurance and Annuity Company of New York
We are a stock life insurance company incorporated under the laws of New York on May 25, 1983.  Our Home Office is located at 60 East 42nd Street, Suite 1115, New York, New York 10165. We are ultimately controlled by Sun Life Financial Inc. ("Sun Life Financial").  Sun Life Financial, a corporation organized in Canada, is a reporting company under the Securities Exchange Act of 1934 with common shares listed on the Toronto, New York and Philippine stock exchanges.

The Variable Account

We established Sun Life (N.Y.) Variable Account D on April 24, 2003, pursuant to a resolution of our Board of Directors.  The Variable Account may also be used to fund benefits payable under other life insurance policies issued by us.  We are obligated to pay all benefits payable under the Policy.

We own the assets of the Variable Account.  The income, gains or losses, realized or unrealized, from assets allocated to the Variable Account are credited to or charged against the Variable Account without regard to our other income, gains or losses.

We will at all times maintain assets in the Variable Account with a total market value at least equal to the reserves and other liabilities relating to the variable benefits under all policies participating in the Variable Account and the Variable Account is fully funded for the purpose of Federal securities laws.  The assets of the Variable Account are insulated from our general liabilities and may not be charged with our liabilities from our other business.  Our obligations for the fixed account allocations and death benefits payable under the policies are, however, our general corporate obligations.

The Variable Account is registered with the Securities and Exchange Commission (the "SEC") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust.  Registration under the 1940 Act does not involve any supervision by the SEC of the management or investment practices or policies of the Variable Account.

The Variable Account is divided into Variable Sub-Accounts.  Each Variable Sub-Account invests exclusively in shares of a corresponding investment portfolio of a registered investment company (commonly known as a mutual fund).  We may in the future add new or delete existing Variable Sub-Accounts.  The income, gains or losses, realized or unrealized, from assets allocated to each Variable Sub-Account are credited to or charged against that Variable Sub-Account without regard to the other income, gains or losses of the other Variable Sub-Accounts.  All amounts allocated to a Variable Sub-Account will be used to purchase shares of the corresponding mutual fund.  The Variable Sub-Accounts will at all times be fully invested in mutual fund shares.  The Variable Account may contain certain variable sub-accounts which are not available under the Policy.

The Funds

The Policy offers a number of Fund options shown on page 1.  Each Fund is a mutual fund registered under the Investment Company Act of 1940, or a separate series of shares of such a mutual fund.  More comprehensive information, including a discussion of potential risks, is found in the current prospectuses for the Funds (the "Fund Prospectuses").  The Fund Prospectuses should be read in connection with this prospectus.  A copy of each Fund Prospectus may be obtained without charge by calling (866) 702-6998, or writing to Sun Life Insurance and Annuity Company of New York, Service Office:  One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.

Although the investment objectives and policies of the Funds may be similar to those of other mutual funds managed by the Funds' investment advisers, the investment results of the Funds can differ significantly from those of such other mutual funds.  Some of the Funds' investment advisers may compensate us for administering the Funds as investment options under the Policy.  Such compensation is paid from advisers' assets.

The Funds may also be available to separate accounts offering variable annuity and variable life products of other affiliated and unaffiliated insurance companies, as well as our other separate accounts.  Although we do not anticipate any disadvantages in this, there is a possibility that a material conflict may arise between the interests of the Variable Account and one or more of the other separate accounts participating in the Funds.  A conflict may occur due to a change in law affecting the operations of variable life and variable annuity separate accounts, differences in the voting instructions of policyowners and those of other companies, or some other reason.  In the event of conflict, we will take any steps necessary to protect policyowners, including withdrawal of the Variable Account from participation in the Funds which are involved in the conflict or substitution of shares of other Funds.

Fees and Expenses of the Funds

Fund shares are purchased at net asset value, which reflects the deduction of investment management fees and certain other expenses.  The management fees are charged by each Fund's investment adviser for managing the Fund and selecting its portfolio of securities.  Other Fund expenses can include such items as interest expense on loans and contracts with transfer agents, custodians and other companies that provide services to the Fund.
The Fund expenses are assessed at the Fund level and are not direct charges against Variable Account assets or reductions from Cash Values.  These expenses are taken into consideration in computing each Fund's net asset value, which is the share price used to calculate the Unit Values of the Variable Account.  Thus, You indirectly bear the fees and expenses of the Funds You select.  The table presented earlier shows a range of annual expenses paid by the Funds on the average daily net asset value of each Fund.
The management fees and other expenses of the Funds are more fully described in the Fund Prospectuses.  The information relating to the Fund expenses was provided by the Fund and was not independently verified by us.

Our General Account

Our general account consists of all of our assets other than those in our variable separate accounts.  Subject to applicable law, we have sole discretion over the investment of our general account assets.

The Fixed Account is not a security and the general account is not an investment company.  Interests in our general account offered through the Fixed Account have not been registered under the Securities Act of 1933 and our general account has not been registered as an investment company under the Investment Company Act of 1940.
You may allocate net premiums to the Fixed Account and may transfer a portion of your investments in the Variable Sub-Accounts to the Fixed Account.  You may also transfer a portion of your investment in the Fixed Account to any of the Variable Sub-Accounts.  Transfers may be subject to certain restrictions.  Please see pages 20-21 for more detail regarding transfer restrictions.

An investment in the Fixed Account does not entitle You to share in the investment experience of our general account.  Instead, we guarantee that your fixed account investment will accrue interest daily at an effective annual rate of at least 3%, without regard to the actual investment experience of our general account.  We may, at our sole discretion, credit a higher rate of interest, but are not obligated to do so.

Investment Programs
Dollar Cost Averaging.  You may select, at no extra charge, a dollar cost averaging program by allocating a minimum of $5,000 to a Sub-Account designated by us.  Each month or quarter, a level amount will be transferred automatically, at no cost, to one or more Variable Sub-Accounts chosen by You, up to a maximum of twelve.  The program continues until your Account Value allocated to the program is depleted or You elect to stop the program.

The main objective of a dollar cost averaging program is to minimize the impact of short-term price fluctuations.  Since the same dollar amount is transferred to other available Variable Sub-Accounts at set intervals, dollar cost averaging allows You to purchase more Units (and, indirectly, more Fund shares) when prices are low and fewer Units (and, indirectly, fewer Fund shares) when prices are high.  Therefore, a lower average cost per Unit may be achieved over the long-term.  A dollar cost averaging program allows You to take advantage of market fluctuations.  However, it is important to understand that a dollar cost averaging program does not assure a profit or protect against loss in a declining market.

Asset Rebalancing.  Once your money has been allocated among the Sub-Accounts, the earnings may cause the percentage invested in each Sub-Account to differ from your allocation instructions.  You can direct us to automatically rebalance the Policy among your Sub-Accounts to return to your allocation percentages by selecting our asset rebalancing program.  The rebalancing will be on a calendar quarter, semi-annual or annual basis, depending on your instructions.  Rebalancing will not occur if the total Sub-Account allocations are less than $1,000.
There is no charge for asset rebalancing.  In addition, rebalancing will not be counted against any limit we may place on your number of transfers in a Policy Year.  You may not select dollar cost averaging and asset rebalancing at the same time.  We reserve the right to modify, suspend or terminate this program at anytime.  We also reserve the right to waive the $1,000 minimum amount for asset rebalancing.
Asset Allocation.  One or more asset allocation programs may be made available in connection with the Policy, at no extra charge.  Asset allocation is the process of investing in different asset classes -- such as equity funds, fixed income funds and money market funds -- depending on your personal investment goals, tolerance for risk, and investment time horizon.  By spreading your money among a variety of asset classes, You may be able to reduce the risk and volatility of investing, although there are no guarantees, and asset allocation does not insure a profit or protect against loss in a declining market.  Currently, You may select one of the asset allocation models, each of which represents a combination of Variable Sub-Accounts with a different level of risk.  These asset allocation models, as well as the terms and conditions of the asset allocation program, are fully described in a separate brochure.  We may add or delete such programs in the future.  If You elect an asset allocation program, we automatically rebalance your premium payments among the Variable Sub-Accounts represented in the model You choose.  We rebalance your premium payments on a quarterly basis, without further instruction from You.  Our asset allocation programs are “static” programs.  We do not change the original percentage allocations among the Variable Sub-Accounts that are used for rebalancing purposes in your chosen model.  We may, however, terminate the program or choose a different model.  Also, the asset allocation models are reviewed and, as a result, may be substituted for new models and existing models may be terminated.  If so, the new models will be offered only to Policies issued on or after the date the new model goes into effect or to Owners who elect an asset allocation program on or after that date.  Owners of any existing asset allocation programs may make an independent decision to change their asset allocations at any time during the duration of an asset allocation model or after the asset allocation model has terminated.  If an existing model is terminated, we will rebalance your Variable Sub-Accounts to the percentage of allocations of the terminated model, unless You advise us otherwise.  We will also allocate new premium to the percentage allocations of the terminated model unless otherwise instructed by You.  You should consult your financial adviser periodically to consider whether the model You have selected is still appropriate for You or whether you wish to change your percentage allocations.

About the Policy

Policy Application, Issuance and Initial Premium
To purchase a Policy, You must first submit an application to our Service Office.  We may then follow certain underwriting procedures designed to determine the insurability of the proposed Insured.  We offer the Policy on a regular (medical) underwriting basis.  We may require medical examinations and further information before the proposed application is approved.  Proposed Insureds must be acceptable risks based on our underwriting limits and standards.  A Policy cannot be issued until the underwriting process has been completed to our satisfaction.  We reserve the right to reject an application that does not meet our underwriting requirements or to increase by no more than 500% the cost of insurance charges applicable to an Insured to cover the cost of the increased mortality risk borne by the Company.

You must specify certain information in the application, including the Specified Face Amount, the death benefit option and supplemental benefits, if any.  The Specified Face Amount may not be decreased below $100,000-the “Minimum Specified Face Amount.”

While your application is being reviewed, we may make available to You temporary life insurance coverage if You have signed a Policy Application and, at that same time, submitted a separate signed application for temporary coverage and made an advance payment.  The temporary coverage, if available, begins on the date that separate application for it is signed, has a maximum amount and is subject to other conditions.

Pending approval of your application, any advance payments will be held in our general account.  Upon approval of the application, we will issue to You a Policy on the life of the Insured.  The Issue Date is the date we produce the Policy on our system and is specified in the Policy.  The Effective Date of Coverage for the Policy will be the Investment Start Date.  The Investment Start Date is the date the first premium is applied, which will be the later of-

- - -	the Issue Date, the Policy Date or the date a premium is paid equal to or in excess of the specified Initial Premium.

If an application is not approved, we will promptly return all advance payments to You.

Death Benefit Compliance Test.  The Policy must, at all times, satisfy the Guideline Premium Test for it to qualify as life insurance and thus be entitled to receive favorable tax treatment under applicable federal tax law.    Under this test, the Death Benefit must effectively always equal or exceed your Account Value multiplied by a certain percentage (the “Death Benefit Percentage”).  The Death Benefit Percentages for the Guideline Premium Test vary by age.  The Guideline Premium Test imposes limits on the amount of premium You may pay under the Policy.

Right of Return Period
If You are not satisfied with the Policy, it may be returned by delivering or mailing it to our Service Office or to the representative from whom the Policy was purchased within 10 days from the date of receipt of the Policy (the "Right of Return Period").
A Policy returned under this provision will be deemed void.  You will receive a refund equal to the sum of all premium payments made.

We will allocate the net premium payments to the Sun Capital Money Market Fund or to our general account, whichever we specify in your Policy during the Right of Return Period.  Upon expiration of the Right of Return Period, as measured from the Issue Date, plus five days, the Account Value in the Sun Capital Money Market Fund or in the general account, as applicable, will be transferred to the Sub-Accounts in accordance with your allocation instructions.

Premium Payments
All premium payments must be made payable to Sun Life Insurance and Annuity Company of New York and mailed to our Service Office.  The minimum Initial Premium is, generally, two Minimum Monthly Premiums.  The amount of Minimum Monthly Premium is determined by the Specified Face Amount, Supplemental Insurance Face Amount, death benefit option election, optional rider election and risk and underwriting classification of the Insured.  Additional premium payments may be paid to us subject to the limitations described below.  We will not reject any premium payment necessary to maintain coverage and will provide You with notice if additional premium is required to maintain coverage.

Premium.  We reserve the right to limit the number of premium payments we accept in a year.  No premium payment may be less than $50 without our consent, although we will accept a smaller premium payment if necessary to keep the Policy in force.  We reserve the right to reject a premium payment that, if accepted, would cause the Policy, at its current death benefit, to no longer meet the definition of “life insurance” under the Internal Revenue Code.  If You provide satisfactory evidence of insurability, we can retain the premium and increase the death benefit while maintaining the Policy’s “life insurance” status under the Internal Revenue Code.

We will not accept premium payments that would, in our opinion, cause the Policy to fail to qualify as life insurance under applicable federal tax law.  If a premium payment is made in excess of these limits, we will accept only that portion of the premium within those limits, and will refund the remainder to You.

Specified Face Amount and Supplemental Insurance Face Amount increases and decreases will impact the level of premium You need to pay to maintain coverage.  Your financial adviser can provide an illustration showing the effects on premium funding of Specified Face Amount and Supplemental Insurance Face Amount changes.

Guideline Premium Test Limitations.  The Guideline Premium Test limits the amount of premium You may pay per year.  We will not accept premium payments that would, in our opinion, exceed these limits, unless You have expressly directed us to do so.  We may require satisfactory evidence of insurability before we accept such a premium.  We will inform You of the applicable maximum premium limitations for the coming years in our annual report to You.

Net Premiums.  The net premium is the amount You pay as the premium less the Premium Expense Charge. The Premium Expense Charge is a sales load and covers Federal and State tax liabilities related to premium.

Allocation of Net Premium.  Except as otherwise described herein, net premium will be allocated in accordance with your allocation percentages.  You must allocate at least 1% of net premium to any Sub-Account You choose. Percentages must be in whole numbers.  We reserve the right to limit the number of Sub-Accounts to which You may allocate your Account Value to not more than 20 Sub-Accounts.  You may change your allocation percentages at any time by telephone or written request to our Service Office.  Telephone requests will be honored only if we have a properly completed telephone authorization form for You on file.  We, our affiliates and the representative from whom You purchased the Policy will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine.  We will use reasonable procedures to confirm that instructions communicated by telephone are genuine.  You will be required to identify yourself by name and a personal identification number for transactions initiated by telephone.  An allocation change will be effective as of the date we receive notice of that change.

Planned Periodic Premiums.  While You are not required to make additional premium payments according to a fixed schedule, You may select a planned periodic premium schedule and corresponding billing period, subject to our limits.  We will send You reminder notices for the planned periodic premium at each billing period as specified in the Policy, unless reminder notices have been suspended as described below.  You are not required, however, to pay the planned periodic premium; You may increase or decrease the planned periodic premium subject to our limits, and You may skip a planned payment or make unscheduled payments.  You may change your planned payment schedule or the billing period, subject to our approval.  Depending on the investment performance of the Sub-Accounts You select, the planned periodic premium may not be sufficient to keep the Policy in force, and You may need to change your planned payment schedule or make additional payments in order to prevent termination of the Policy.  We will suspend reminder notices at your written request, and we reserve the right to suspend reminder notices if premiums are not being paid (except for notices in connection with the grace period).  We will notify You prior to suspending reminder notices.
Death Benefit

If the Policy is in force at the time of the Insured's death, we will pay the beneficiary an amount based on the death benefit option in effect once we have received Due Proof of the Insured's death.  The amount payable will be:

- - - -
the amount of the selected death benefit option, plus

any amounts payable under any supplemental benefits added to the Policy, minus the value of any Policy Debt on the date of the Insured's death, minus any overdue monthly deductions if death occurs during a grace period.

We will pay this amount to the beneficiary in one lump sum, unless we and the beneficiary agree on another form of settlement.  You may select between two death benefit options.  You may change the death benefit option at any time.
Death Benefit Options.  The Policy has two death benefit options. You will be required to select one of them in the Policy application. A Policy will not be issued unless a death benefit option election is made.

Option A. Under this option, the death benefit is the greater of-

- -	the Policy’s SFA plus the SIA, or the Account Value multiplied by the applicable death benefit percentage shown in the Policy.

Option B. Under this option, the death benefit is the greater of-

- -	the sum of the SFA, SIA and the Account Value, or the Account Value multiplied by the applicable death benefit percentage shown in the Policy.
Option A provides a level amount of death benefit.  Option B provides an increasing amount of death benefit due to the inclusion of the Account Value.  While Option B provides a higher death benefit than Option A, the monthly deduction for cost of insurance charges will be higher based on the Total Net Amount at Risk.  Also, if Option B is elected, No-Lapse Protection is not available.

Changes in the Death Benefit Option.  You may request a change in the death benefit option.  Changes in the death benefit option are subject to our underwriting rules in effect at the time of change.  Requests for a change must be made in writing to Us.  The effective date of the change will be the Anniversary on or next following the date We approve your request.

If you change from Option A to Option B, a decrease equal to the Policy’s Account Value on the effective date of the change will be applied as follows:  first, to increases which remain in force, beginning with the most recent, be it SFA or SIA; second, to the initial SIA if it remains in force; lastly, to the initial SFA.  By way of example, presume an Option A Policy is issued with $250,000 of SFA and $150,000 of SIA.  After issue, You increase the SIA by $100,000 to $250,000 and later increase the SFA by $50,000 to $300,000.  At the time a change to Option B is requested, the Account Value is $175,000 and the total death benefit needs to be reduced by this sum.  The most recent $50,000 SFA increase is eliminated.  The next most recent $100,000 SIA increase is eliminated.  The original SIA is reduced by $25,000 to $125,000.

If You change from Option B to Option A, an increase equal to the Policy’s Account Value on the effective date of the change will be applied as follows:  first, to increases which remain in force, beginning with the most recent, be it SFA or SIA; second, to the initial SIA if it remains in force; lastly to the initial SFA.

Changes in SFA and SIA

You may increase or decrease the SFA and SIA of the Policy within certain limits.
Minimum Changes.  Each increase in the SFA and SIA must be at least $100,000.  We reserve the right to change the minimum amount by which You may change the SFA and SIA.

Increases.  After the first policy anniversary, You may request an increase in the SFA and SIA.  You must provide satisfactory evidence of the Insured's insurability. An increase is not allowed if the Insured's Attained Age is greater than 80 on the effective date of the increase.  The cost of insurance charges and monthly expense charges applicable to an increase in SFA and SIA may be higher or lower than those charged on the original sums if the Insured’s health has changed to a degree that qualifies the Insured for a different risk classification.  Additional policy specification pages will be provided to show the applicable guaranteed maximum cost of insurance charges applicable to any increase. Once requested, an increase will become effective at the next policy anniversary following our approval of your request. Your financial adviser can provide an illustration to show the level of premium funding necessary to maintain coverage at the increased SFA and SIA.

Decreases.  The SFA and SIA can be decreased after the first policy anniversary.  A decrease will become effective at the beginning of the next Policy Month following our approval of your request.  The SFA after the decrease must be at least $100,000.  Surrender charges will apply to decreases in the SFA during the surrender charge period except for decreases in the SFA resulting from any change in the death benefit option or any partial withdrawal.  For purposes of determining surrender charges on the SFA and later cost of insurance charges for the SFA and SIA, we will apply a decrease in the following order-

- - - - - -
first, to the most recent increase in SIA;

second, to the next most recent increases in SIA, in reverse chronological order;

third, to the initial SIA;

fourth, to the most recent increase in SFA;

fifth, to the next most recent increases in SFA, in reverse chronological order; and

lastly, to the initial SFA.

By way of example, presume a Policy is issued with $250,000 of SFA and $150,000 of SIA.  After issue, You increase the SIA by $100,000 to $250,000 and later increase the SFA by $50,000 to $300,000.  You then request a decrease of $200,000. The most recent $100,000 SIA increase is eliminated.  The original SIA is reduced by $150,000 to $50,000.

Accessing Your Account Value

Surrenders and Surrender Charges
You may surrender the Policy for its Cash Surrender Value at any time while the Insured is living.  If You do, the insurance coverage and all other benefits under the Policy will terminate.  If You surrender the Policy and receive its Cash Surrender Value, You may incur surrender charges, taxes and tax penalties.

Cash Surrender Value is the Policy's Account Value less the sum of-

- -	the outstanding balance of any Policy Debt; and any surrender charges.
We will deduct surrender charges from your Account Value if You surrender the Policy or request a decrease in the SFA during the surrender charge period.  There are separate surrender charges for the initial SFA and any increase in the SFA You request.  The surrender charge period will start on the Policy's Issue Date and on the effective date for the increase, respectively.
We will determine your Cash Surrender Value at the next close of business on the New York Stock Exchange after we receive your written request for surrender at our Service Office.

If You surrender the Policy in the first 15 years or within the first 15 years after an increase in the SFA, we will apply a surrender charge to the initial SFA and to each increase in the SFA other than an increase resulting from a change in the death benefit option.   The surrender charge will be calculated separately for the initial SFA and each increase in the SFA.  The surrender charge will be an amount based on certain factors, including the Policy's SFA and the Insured's age, sex and rating class.  The following are examples of surrender charges at representative Issue Ages.

First Year Surrender Charges Per $1,000 of SFA (Preferred Non-tobacco Male)
Issue Age 25 $12.65	Issue Age 35 $16.00	Issue Age 45 $25.00
Issue Age 55 $43.50	Issue Age 65 $46.00	Issue Age 75 $50.50
A surrender charge will be applied for each decrease in the SFA except for decreases in the SFA resulting from any change in death benefit option or any partial withdrawal.

On a decrease in the initial SFA, You will pay a proportion of the full surrender charge based on the ratio of the face amount decrease to the initial SFA.  The surrender charge You pay on a decrease that is less than the full amount of an increase in SFA will be calculated on the same basis.  Future surrender charges will be reduced by any surrender charges incurred for a decrease in the SFA.  You may allocate any surrender charges resulting from a decrease in the SFA among the Sub-Accounts.  If You do not specify the allocation, then the surrender charges will be allocated proportionally among the Sub-Accounts.

Partial Withdrawals

You may make a partial withdrawal of the Policy once each Policy Year after the first Policy Year by written request to us.  Each partial withdrawal must be for at least $500.

If the applicable death benefit option is Option A, the SFA and any SIA will be decreased by the amount of the partial withdrawal.  We will apply the decrease to the initial SFA and SIA and to each increase in SFA and SIA in the following order-

- - - - - -
first, to the initial SIA;

second, to the oldest increases in SIA, in chronological order;

third, to the most recent increase in SIA;
fourth, to the initial SFA, up to the $100,000 minimum;
fifth, to the oldest increases in SFA, in chronological order; and

lastly, to the most recent increase in SFA.

Unless You specify otherwise, the partial withdrawal will be allocated proportionally among the Sub-Accounts.  We will not accept requests for a partial withdrawal if the SFA remaining in force after the partial withdrawal would be less than the minimum SFA.  A partial withdrawal will be allocated to a Variable Sub-Account at the Unit Value of that Variable Sub-Account next determined after receipt of the partial withdrawal request.  A partial withdrawal may result in taxes and tax penalties.
Policy Loans

Using the Policy as collateral, You may request a policy loan of up to 90% of the Policy's Cash Value, decreased by the amount of any outstanding Policy Debt on the date the policy loan is made.  The Policy will terminate for no value subject to a grace period if the Policy Debt exceeds the Cash Value.  No-Lapse Protection and the Loan Lapse Protection Rider may prevent this termination.

You may allocate the policy loan among the Sub-Accounts.  If You do not specify the allocation, then the policy loan will be allocated proportionally among the Sub-Accounts.  Loan amounts allocated to the Variable Sub-Accounts will be transferred to the Fixed Account.  We will periodically credit interest at an effective annual rate of 3% on the loaned values of the Fixed Account.
Interest on the policy loan will accrue daily at 5% annually for 20 Policy Years.  Thereafter, the rate is 3%.  This interest will be due and payable to us in arrears on each policy anniversary.  Any unpaid interest will be added to the principal amount as an additional policy loan and will bear interest at the same rate and will be assessed in the same manner as the prior policy loan.

The Cash Surrender Value and the Policy Proceeds are reduced by the amount of any outstanding Policy Debt.

All funds we receive from You will be credited to the Policy as premium unless we have received written notice, in a form satisfactory to us, that the funds are for loan repayment.  In the event You have a loan against the Policy, it is generally advantageous to repay the loan rather than make a premium payment because premium payments incur expense charges whereas loan repayments do not.  Loan repayments will first reduce the outstanding balance of the policy loan and then accrued but unpaid interest on such loans.  When loan repayments reduce the loan balance allocated to the Fixed Account, the amount of repayment is allocated to the Sub-Accounts per the allocatino instructions in effect on the date of repayment.
A policy loan, whether or not repaid, will affect the Policy Proceeds payable upon the Insured's death and the Account Value because the investment results of the Sub-Accounts will apply only to the non-loaned portion of the Account Value.  The longer a loan is outstanding, the greater the effect is likely to be and, depending on the investment results of the Sub-Accounts while the loan is outstanding, the effect could be favorable or unfavorable.

Short-Term Trading
The Policy is not designed for short-term trading.  If You wish to employ such strategies, do not purchase a Policy.  Transfer limits and other restrictions, described below, are subject to our ability to monitor transfer
Activity.  Some Owners and their third party intermediaries engaging in short-term trading may employ a variety of strategies to avoid detection.  Despite our efforts to prevent short-term trading, there is no assurance that we will be able to identify such Owners or intermediaries or curtail their trading.  A failure to detect and curtail short-term trading could result in adverse consequences to Owners.  Short-term trading can increase costs for all Owners as a result of excessive portfolio transaction fees.  In addition, short-term trading can adversely affect a Fund's performance.  If large amounts of money are suddenly transferred out of a Fund, the Fund's investment adviser cannot effectively invest in accordance with the Fund's investment objectives and policies.
The Variable Account has policies and procedures to discourage frequent transfers of Account Value.  As described below under "Transfer Privileges," the Policy includes limiting the number and timing of certain transfers, subject to exceptions described in that section and exceptions designed to protect the interest of individual Owners.  The Company also reserves the right to charge a fee for transfers.
Short-term trading activities whether by an individual, a firm or a third party authorized to initiate transfer requests on behalf of Owner(s) may be subject to other restrictions as well (including transfers to and from the Fixed Account).  For example, we reserve the right to take actions against short-term trading which restrict your transfer privileges more narrowly than the policies described under "Transfer Privileges", such as requiring transfer requests to be submitted in writing through regular first-class U.S. mail (e.g., no overnight, priority or courier delivery allowed), and refusing any and all transfer instructions into a Fund.

If we determine that a third party acting on your behalf is engaging (alone or in combination with transfers effected by You directly) in a pattern of short-term trading, we may refuse to process certain transfers requested by such a third party.  In particular, we will treat as short-term trading activity and refuse to process any transfer that is requested by an authorized third party within 30 days of a previous transfer (whether the earlier transfer was requested by You or a third party acting on your behalf).  We may also impose special restrictions on third parties that engage in reallocations of Policy values.  We may limit the frequency of the transfer or prohibit exchanges into a Fund.

Should transfer instructions provide for a redemption out of a Fund with purchase into a Fund that is restricted, the redemption will be executed.  The proceeds form the redemption will be held in the Sun Capital Money Market Fund until further permitted instructions are received from You.  The allocation to the Sun Capital Money Market Fund will not count as your use of one of the twelve free transfers as referenced in the Transfer Privileges section.
We reserve the right to waive short-term trading restrictions, where permitted by law and not adverse to the interests of the relevant underlying Fund and other of the Company’s contract owners and Owners, in the following instances:

-   when a new broker of record is designated for the Policy;
-   when the Owner changes;
-   when control of the Policy passes to the designated beneficiary upon the death of the Insured;
-   when necessary in our view to avoid hardship to an Owner;
-   when underlying Funds are dissolved, merged or substituted.

If short-term trading results as a consequence of waiving the restrictions against short-term trading, it could expose Owners to certain risks.  The short-term trading could increase costs for all Owners as a result of excessive portfolio transaction fees.  In addition, the short-term trading could adversely affect a Fund's performance.  If large amounts of money are suddenly transferred out of a Fund, the Fund's investment adviser cannot effectively invest in accordance with the Fund's investment objectives and policies.  Unless the short-term trading policy and the permitted waivers of that policy are applied uniformly, some Owners may experience a different application of the policy and therefore may experience some of these risks.  Too much discretion on our part in allowing the waivers of short-term trading policy could result in an unequal treatment of short-term traders by permitting some short-term traders to engage in short-term trading while prohibiting others from doing the same.

The Funds’ Harmful Trading Policies.  In addition to the restrictions that we impose (as described above under Short-Term Trading and below under Transfer Privileges), most of the Funds have adopted restrictions or other policies about transfers or other purchases and sales of the Funds’ shares.  These policies (the “Funds’ Harmful Trading Policies”) are intended to protect the Fund from short-term trading or other trading practices that are potentially harmful to the Fund.  The Funds’ Harmful Trading Policies may be more restrictive in some respects than the restrictions that we otherwise would impose, and the Funds may modify their Harmful Trading Policies from time to time.
We are legally obligated to provide (at the Funds’ request) information about each amount You cause to be deposited into a Fund (including by way of premium payments and transfers under your Policy) or removed from the Fund (including by way of withdrawals and transfers).  If a Fund identifies You as having violated the Fund’s Harmful Trading Policies, we are obligated, if the Fund requests, to restrict or prohibit any further deposits or exchanges by You (or a third party acting on your behalf) into that Fund.  Any such restriction or prohibition may remain in place indefinitely.

Accordingly, if You do not comply with any Fund’s Harmful Trading Policies, You (or a third party acting on your behalf) may be prohibited from directing any additional amounts into that Fund.  You should review and comply with each Fund’s Harmful Trading Policies, which are disclosed in the Funds’ current prospectuses.

Funds may differ significantly as to such matters as:  (a) the amount, format and frequency of information that the Funds request from us about transactions that our customers make; and (b) the extent and nature of any limits or restrictions that the Funds request us to impose upon such transactions.  As a result of these differences, the costs borne by us and (directly or indirectly) by our customers may be significantly increased.   Any such additional costs may outweigh any additional protection that would be provided to our customers, particularly in view of the protections already afforded by the trading restrictions that we impose as described above under Short-Term Trading and below under Transfer Privileges.  Also, if a Fund imposes more strict trading restrictions than are reasonably necessary under the circumstances, You could be deprived of potentially valuable flexibility to make transactions with respect to that Fund.  For these and other reasons, we may disagree with the timing or substance of a Fund’s requests for information from us or with any transaction limits or restrictions that the Fund requests us to impose upon our customers.  If any such disagreement with respect to a Fund cannot be satisfactorily resolved, the Fund might be restricted or, subject to obtaining any required regulatory approval, replaced as an investment option.
Transfer Privileges
Subject to the above special restrictions and to our rules as they may exist from time to time and to any limits that may be imposed by the Funds, You may at any time transfer to another Sub-Account all or a portion of the Account Value allocated to a Sub-Account.  There is usually no charge imposed on transfers; however, we reserve the right to impose a transfer charge of $15 for each transfer above 12 transfers in any Policy Year.  We will make transfers pursuant to an authorized written or telephone request to us.  Telephone requests will be honored only if we have a properly completed telephone authorization form for You on file.  We, our affiliates and the representative from whom You purchased the Policy will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine.  We will use reasonable procedures to confirm that instructions communicated by telephone are genuine.  For transactions initiated by telephone, You will be required to identify yourself by name and a personal identification number.

Transfers may be requested by indicating the transfer of either a specified dollar amount or a specified percentage of the Fixed Account or the Variable Sub-Account's value from which the transfer will be made.  If You request a transfer based on a specified percentage of the Fixed Account or the Variable Sub-Account's value, that percentage will be converted into a request for the transfer of a specified dollar amount based on application of the specified percentage to the Fixed Account or the Variable Sub-Account's value at the time the request is received.  We reserve the right to limit the number of Sub-Accounts to which You may allocate your Account Value to not more than 20.

An acceptable transfer request will be executed as of the date our Service Office receives your request provided that it is received on a Valuation Date before the close of the NYSE.  An “acceptable transfer request” is one that is authorized by a person with proper authority, provides clear instruction to the Company, as administrator of the Variable Account, and is for a transaction that is not restricted by policies and procedures of the Variable Account, the Fund or us.  If an acceptable transfer request is received on a day that is not a Valuation Date or after the close of the NYSE on a Valuation Date, it will be executed effective on the next Valuation Date.  The Unit Value of Variable Sub-Accounts affected by a transfer request will be that next determined after receipt of such transfer request.

Transfer privileges are subject to our consent.  We reserve the right to impose limitations on transfers, including, but not limited to: (1) the minimum amount that may be transferred; (2) the frequency of transfers; and (3) the minimum amount that may remain in a Sub-Account following a transfer from that Sub-Account.  We will notify You in writing of any such limitations.  If your Policy so states in its text or via endorsement, thirty days must elapse between each transfer.

Transfers from the Fixed Account to the Variable Sub-Accounts are limited to one transfer annually equaling 25% of the value of the Fixed Account at the end of the prior Policy Year or $5,000, whichever is greater.

We reserve the right to restrict amounts transferred to the Fixed Account from the Variable Sub-Accounts.  However, if You object to a material change in the investment objective of a Variable Sub-Account under your Policy, You may transfer the Account Value in the affected Variable Sub-Account to the Fixed Account within 60 days after the effective date of the material change.

Account Value

Your Account Value is the sum of the values of each Variable Sub-Account plus the value of the Fixed Account.  The Account Value varies depending upon the Premiums paid, Premium Expense Charges, Mortality and Expense Risk Charges, Monthly Expense Charges, Monthly Cost of Insurance charges, partial withdrawals, fees, policy loans and the net investment factor (described below).

The minimum guaranteed interest rate applicable to the values in the Fixed Account is 3% annually.  Interest in excess of the guaranteed rate may be applied in such a manner as we may determine, based on our expectations of future interest, mortality costs, persistency, expenses and taxes. Interest credited will be computed on a compound interest basis.
Account Value of the Variable Sub-Accounts.  We measure the amounts in the Variable Sub-Accounts in terms of Units and Unit Values.  On any given date, the amount You have in a Variable Sub-Account is equal to the Unit Value multiplied by the number of Units credited to You in that Variable Sub-Account.  Amounts allocated to a Variable Sub-Account will be used to purchase Units of that Variable Sub-Account.  Units are redeemed when You make partial withdrawals, undertake policy loans or transfer amounts from a Variable Sub-Account, and for the payment of Monthly Expense Charges, Monthly Cost of Insurance charges, Mortality and Expense Risk Charges and other fees.  The number of Units of each Variable Sub-Account purchased or redeemed is determined by dividing the dollar amount of the transaction by the Unit Value for the Variable Sub-Account.  A Valuation Date is any day on which the NYSE are open for business and valuation will occur at the close of the NYSE. The NYSE historically closes on weekends and the following holidays:  New Year’s Day, Martin Luther King, Jr. Day, Washington’s Birthday, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas.  For the first Valuation Date of each Variable Sub-Account, the Unit Value is established at $10.00.  The Unit Value for any subsequent Valuation Date is equal to the Unit Value for the preceding Valuation Date multiplied by the net investment factor (determined as provided below).  The Unit Value of a Variable Sub-Account for any Valuation Date is determined as of the close of the Valuation Period ending on that Valuation Date.  The Valuation Period is the period of time from one determination of Unit Values to the next.

If accompanied by proper allocation instructions, a premium received at our Service Office is credited to the Policy on the same date it is received unless that date is not a Valuation Date or receipt is after the close of the NYSE on a Valuation Date.  In those instances, the premium will be credited on the next Valuation Date.  The Investment Start Date is the date we apply your first premium payment, which will be the later of the Issue Date, the Policy Date or the Valuation Date we receive a premium equal to or in excess of the Initial Premium.  If premium is to be allocated to a Variable Sub-Account, the Unit Value of the Variable Sub-Account will be that next determined after receipt of such premium.
The Account Value on the Investment Start Date equals:

- -
the net premium received, minus

the monthly deductions due on the Policy Date and subsequent Monthly Anniversary Days through the Investment Start Date charged to the Variable Sub-Accounts and the Fixed Account.

The Account Value on subsequent Valuation Dates is equal to:
- - - - -
the Account Value attributable to each Variable Sub-Account on the preceding Valuation Date multiplied by that Variable Sub-Account’s Net Investment Factor, minus the value of the Fixed Account on the preceding Valuation Date, accrued at interest, plus that portion of Net Premium received and allocated to each Sub-Account during the current Valuation Period, plus that portion of any loan repayment, including repayment of loan interest, allocated to the Fixed Account during the current Valuation Period, minus that portion of any partial withdrawal deducted from each Sub-Account during the current Valuation Period, minus

-
if a Monthly Anniversary Day occurs during the current Valuation Period, that portion of the Monthly Cost of Insurance Charge, Monthly Expense Charge and Mortality and Expense Risk Charge for the Policy Month just beginning charged to each Sub-Account.

Net Investment Factor. The net investment factor for each Variable Sub-Account for any Valuation Period is the quotient of (1) divided by (2) where: (1) is the net result of-

- -
the net asset value of a Fund share held in the Variable Sub-Account determined as of the end of the Valuation Period, plus the per share amount of any dividend or other distribution declared on Fund shares held in the Variable Sub-Account if the "ex-dividend" date occurs during the Valuation Period, plus or minus

-
a per share credit or charge with respect to any taxes reserved for by us, or paid by us if not previously reserved for, during the Valuation Period which are determined by us to be attributable to the operation of the Variable Sub-Account; and

(2) is the net asset value of a Fund share held in the Variable Sub-Account determined as of the end of the preceding Valuation Period.

The “ex-dividend date” is the date after which a Fund share begins trading without the dividend.

The net investment factor may be greater or less than one.
Splitting Units.  We reserve the right to split or combine the value of Units.  In effecting any such change, strict equity will be preserved and no change will have a material effect on the benefits or other provisions of the Policy.

Insufficient Value. The Policy will terminate for no value, subject to a grace period described below if, on a Processing Date the Policy’s Account Value less Policy Debt is equal to or less than zero.

Policy termination will not occur if:

1.  You pay premium sufficient to keep the Policy in force prior to the end of the grace period;
2.  No-Lapse Protection is in effect and the Lapse Protection Value less Policy Debt is greater than zero; or
3.  The Loan Lapse Protection Rider is in effect and all conditions thereunder have been met.

Please see the “Supplemental Benefits” section for additional information regarding the Loan Lapse Protection Rider and No-Lapse Protection provided by rider.

Grace Period.  If, on a Valuation Date, the Policy will terminate by reason of insufficient value, we will allow a grace period.  This grace period will allow 61 days from that Valuation Date for the payment of a premium sufficient to keep the Policy in force.  Notice of premium due will be mailed to your last known address and the last known address of any assignee of record.  We will assume that your last known address is the address shown on the Policy Application (or notice of assignment), unless we receive written notice of a change in address in a form satisfactory to us.  If the premium due is not paid within 61 days after the beginning of the grace period, then the Policy and all rights to benefits will terminate without value at the end of the 61 day period.  The Policy will continue to remain in force during this grace period.  If the Policy Proceeds become payable by us during the grace period, then any overdue monthly deductions will be deducted from the amount payable by us.
Lapse Protection Value.  The Policy provides for protection against lapse if You pay sufficient net premium to keep the Lapse Protection Value less Policy Debt greater than zero.  The Lapse Protection Value is a reference value only and not a value actually payable.  Certain factors discussed below are used to calculate the Lapse Protection Value.

The Lapse Protection Value is used to determine whether or not the Policy will remain in force when the Account Value less Policy Debt is equal to or less than zero.  For purposes of calculating the Lapse Protection Value, net premiums received during a Policy Month are considered to have been received on the Monthly Anniversary Day that begins that Policy Month.

The Lapse Protection Value on the Policy Date is equal to the Lapse Protection Net Premium less the Lapse Protection Monthly Expense factor and Lapse Protection Cost of Insurance factor.  The Lapse Protection Net Premium is equal to premium multiplied by (1 – the Lapse Protection Expense factor).  The Lapse Protection Value after the Policy Date is determined daily by adding interest for the prior day at the Lapse Protection Interest Rate, adding any Net Premium received and subtracting any partial withdrawals.  On a Monthly Anniversary Day, the Lapse Protection Value is reduced by the Lapse Protection Monthly Expense factor and Lapse Protection Cost of Insurance factor and any surrender charges which may be applicable to any decrease in Specified Face Amount.

No-Lapse Protection Period.   No-Lapse Protection will eliminate the impact of poor investment performance and risk of Policy termination because the Account Value isnot used to determine if lapse has occurred.  If You pay sufficient premiums to keep the Lapse Protection Value less Policy Debt greater than zero, your Policy will not lapse.  You determine the length of time the No-Lapse Protection is in effect by the amount of premium You pay into the Policy.  The length of time the No-Lapse Protection is in effect is called the No-Lapse Protection Period.  IT can extend to the Insured’s Attained Age 121.

The annual report You receive will advise whether the premiums paid result in the Lapse Protection Value being greater than zero, and, if no further premium is received, how long the No-Lapse Protection will last.  The No-Lapse Protection Period will be different based on the planned periodic premium and the age, sex and risk classification of the Insured.  Ask your financial advisor for an illustration at time of application to determine what premium outlay would be required to sustain different No-Lapse Protection Periods.

Charges and Deductions

The monthly deductions described below are the Premium Expense Charges, Mortality and Expense Risk Charges, Monthly Expense Charges, Monthly Costs of Insurance and the charges for any supplemental benefits.

There are no monthly deductions other than the Mortality and Expense Risk Charge after the policy anniversary on which the Insured is Attained Age 100.
Premium Expense Charge.  We will deduct a Premium Expense Charge from each premium payment upon receipt. Two percent of the charge is used to pay federal, state and local tax obligations and does not vary by state as it reflects an average of the state and local tax obligations.  As a result, of the averaging, the two percent may be more or less than your state and local taxes.

The remainder of the Premium Expense Charge is a sales load used for agent compensation and other issue costs and for anticipated costs of providing the insurance coverage associated with the mortality risk of the Insured.  The Premium Expense Charge varies by the Insured’s Issue Age, sex and rating classification.  The portion of the Premium Expense Charge associated with mortality risk is based on the 2001 Commissioner’s Standard Ordinary Smoker and Nonsmoker Mortality Tables.  For Policy Years 1-10, the maximum Premium Expense Charge is 7.50% and the minimum Premium Expense Charge is 3.5%.  Thereafter, the maximum Premium Expense Charge is 5.50% and the minimum Premium Expense Charge is 3.5%.

Mortality and Expense Risk Charge.  This charge is for the mortality and expense risks we assume with respect to the Policy.  It is a percentage of the Account Value of the Variable Sub-Accounts and, unless You direct otherwise, is deducted proportionally from the Account Value of the Sub-Accounts each month.  We may realize a profit from this charge.

The Mortality and Expense Risk Charge percentage is 0.60%annually for Policy Years 1 through 10, 0.20% for Policy Years 11-20 and 0.10% annually thereafter.
The mortality risk we assume is that the group of lives insured under the Policies may, on average, live for shorter periods of time than we estimated.  The expense risk we assume is that our costs of issuing and administering Policies may be more than we estimated.

Monthly Expense Charge.  We will deduct from your Account Value monthly a charge of $10.00 in all years and a monthly charge based on the SFA and SIA for the first 20 Policy Years following the issuance of the Policy and the first 20 Policy Years following the effective date of each increase in the SFA and SIA, if any, based on the amount of the increase.  Minimum and maximum Monthly Expense Charges are shown in the Fee Table.  The Monthly Expense Charge is based on the age, sex and rating class of the Insured.  Unless You direct otherwise, the Monthly Expense Charges will be deducted proportionally from the amounts in the Sub-Accounts and covers administration expenses and issuance costs. The illustration provided at time of application will show your specific Monthly Expense Charge.

Monthly Cost of Insurance.  We deduct a Monthly Cost of Insurance charge from your Account Value to cover anticipated costs of providing insurance coverage.  We may realize a profit from this charge.  Minimum and maximum Monthly Cost of Insurance charges are shown in the Fee Table.  Unless You direct otherwise, the Monthly Cost of Insurance deduction will be charged proportionally to the amounts in the Sub-Accounts.

The Monthly Cost of Insurance equals the sum of (1), (2) and (3) where:

(1) (2) (3)
is the cost of insurance charge equal to the Monthly Cost of Insurance rate (described below) multiplied by the Specified Face Amount Net Amount at Risk and the Supplemental Insurance Face Amount Net Amount at Risk (“Total Net Amount at Risk”) divided by 1,000;

is the monthly rider cost for any riders which are a part of the Policy (i.e. Waiver of Monthly Deductions, Payment of Stipulated Amount, Surrender Charge Modification and No-Lapse Protection); and

is any additional insurance charge calculated, as specified in the Policy, for substandard risk classifications, which can be up to 500% of the charge shown in the Fee Table.

The Total Net Amount at Risk equals:
- -	the death benefit divided by 1.00247; minus your Account Value on the Processing Date prior to assessing the monthly deductions.

The cost of insurance charges described above are determined separately for the initial SFA and SIA and each increase in the SFA and SIA.
The Total Net Amount at Risk is affected by the performance of the Sub-Accounts to which premium is allocated, the cumulative premium paid, any Policy Debt, any partial withdrawals, transaction fees and periodic charges.

If there are increases in the SFA and SIA other than increases caused by changes in the death benefit option, the cost of insurance charge described above is determined separately for the initial SFA and SIA and each increase in the SFA and SIA.  In calculating the Total Net Amount at Risk, your Account Value will first be allocated to the initial SFA and then to the SIA and then to each increase in the SFA or SIA in the order in which the increases were made.

Monthly Cost of Insurance Rates.  The Monthly Cost of Insurance rates (except for any such rate applicable to an increase in the SFA and SIA) are based on the length of time the Policy has been in force, the duration of the SIA, and the Insured's sex, Issue Age and rating class.  The Monthly Cost of Insurance rates applicable to each increase in the SFA and SIA are based on the length of time the increase has been in force and the Insured's sex, Issue Age and rating class.  The Monthly Cost of Insurance rates will be determined by us from time to time based on our expectations of future experience with respect to mortality costs, persistency, interest rates, expenses and taxes.  The rates for the Policy will not exceed the Guaranteed Maximum Monthly Cost of Insurance Rates based on the 2001 Commissioner's Standard Ordinary Smoker and Nonsmoker Mortality Tables.
Other Charges and Deductions.  Interest charged on outstanding loans as well as the interest credited to loaned values of the Fixed Account is more fully described at page 18.  Additionally, a flat extra charge may apply if an Insured is a substandard risk.  A flat extra charge will not exceed $20.00 per $1000 of Specified Face Amount and Supplemental Insurance Face Amount.  It is deducted from the Account Value on a monthly basis and covers the additional mortality risks of the Insured borne by the Company.  A definition of “flat extra” is provided in the Glossary.

Reduced Charges

We reserve the right to reduce the Premium Expense Charge, Monthly Expense Charge and Mortality and Expense Risk Charge.  We will provide You prompt notice of any reduction.  Reductions will be based on uniformly applied criteria that do not discriminate unfairly against any person.
Supplemental Benefits
The following supplemental benefit riders may be available in your state. Each rider is subject to certain limitations and termination provisions.  Any rider charges imposed are necessary to cover the expense borne by the Company for providing the additional benefits provided by the riders.  For additional information on the riders, please ask your financial adviser.

Accelerated Benefits Rider.  Under this rider, we will pay You, at your written request in a form satisfactory to us, an "accelerated benefit" if the Insured is terminally ill.  An Insured is considered "terminally ill" if the Insured has a life expectancy of 12 months or less due to illness or physical condition.  (This time period may be more or less in some states.)

The accelerated benefit payment will be equal to that portion of the Policy's death benefit requested by You, not to exceed the lesser of (a) 75% of the amount of the death benefit or (b) $250,000 (the "Accelerated Amount"), subject to certain adjustments.  This rider is free of charge, attaches to all Policies at issue and may be discontinued upon written request to the Company.

Charitable Giving Benefit Rider.  Under this rider, when Policy Proceeds are payable, we will pay a Charitable Gift Amount to the named Charitable Beneficiary.  The Charitable Gift Amount is 1% of the Specified Face Amount and is an additional payment that does not diminish the Policy Proceeds paid to your beneficiary.  The Charitable Beneficiary may be any organization considered exempt from federal taxation under Section 501(c) of the Internal Revenue Code and is listed in Section 170(c) of the Internal Revenue Code as an authorized recipient of charitable contributions.  The Charitable Gift Amount and the Charitable Beneficiary in effect on the Issue Date are shown in the Policy.  The rider must be elected at issue and can be discontinued upon written request to the Company.  There is no charge for this rider.  You may elect this rider if the Specified Face Amount of the Policy meets or exceeds our current underwriting guidelines for issuance of the rider.  Currently, the minimum SFA for rider availability is $1,000,000.  If You decrease your SFA after issue to an amount less than $1,000,000, this rider will terminate.  We will provide You notice of the termination risk at the time we receive your request for an SFA decrease.

Waiver of Monthly Deductions Rider.  Under this rider, we will waive the monthly deductions for the Policy and any optional riders for all months for which the Insured suffers a total disability, if the Insured's total disability commences while this rider is in force and continues for six months.  We will continue to waive the monthly deductions for as long as the disability continues.  Waiver of monthly deductions means the Account Value will not be reduced by any monthly deductions each Monthly Anniversary Day during the period of total disability.  We must receive written notice and due proof before we will waive the monthly deductions.  We may require from time to time additional proof that the disability is continuing, but not more frequently than once per year after the disability has continued for two years.  The rider charge is deducted monthly from the Account Value.  We use a Company-developed proprietary pricing table to determine the factor that corresponds with the Insured’s Issue Age and multiply this factor by each $1000 of SFA and SIA. The rider must be elected at issue and may be discontinued upon written request to the Company.  If the rider is discontinued, the rider charge will cease.  If You elect this rider, You may not elect the Payment of Stipulated Amount Rider.

Payment of Stipulated Amount Rider.  Under this rider, we will make a monthly payment of the "stipulated amount" into the Account Value when the Insured suffers a total disability, if the Insured's total disability commences while this rider is in force and continues for six months.  You elect the stipulated amount on the application.  We will continue to make a payment of that amount for as long as the disability continues but no later than the duration of the payment option elected (Insured's age 65 or 70).  Payment of the stipulated amount does not guarantee that the Account Value of the Policy will be sufficient to keep the Policy in force.  We must receive written notice and due proof before we will make a payment.  We may require from time to time additional proof that the disability is continuing, but not more frequently than once per year after the disability has continued for two years.  The rider chargeis deducted monthly from the Account Value.  We use a Company-developed proprietary pricing table to determine the factor that corresponds with the Insured’s Issue Age and sex and multiply that factor by each $100 of Stipulated Amount.  The rider charge will cease for the term the stipulated amount is being paid.  The rider must be elected at issue and may be discontinued upon written request to the Company.  If the rider is discontinued, the rider charge will cease.  The rider may not be elected if the Waiver of Monthly Deductions Rider has been elected.

Surrender Charge Modification Rider.  Under this rider, we will waive a portion of the applicable surrender charges if You fully surrender the Policy during the first three Policy Years.  The charge for the rider is a monthly per $1000 of initial SFA which is the same for all policyholders. It is deducted for the first Policy Year only and is shown in the Policy.  The rider must be elected at issue and may be discontinued upon written request to the Company.  If the rider is discontinued, the rider charge will cease.

Loan Lapse Protection Rider.  This rider is designed to protect the Policy from lapse should Policy Debt become the near equivalent of the Account Value.  Under this rider, the Policy will not terminate for insufficient value on and after the Rider Exercise Date.  The Rider Exercise Date is the earliest date on which all the following have occurred:

- - - - - - -
the Insured is 75 or older;

the Policy has been in force at least 15 years;

the outstanding Policy Debt is greater than the SFA and SIA;

the outstanding Policy Debt equals or exceeds 96% of the Account Value;

not more than 30% of the Policy Debt has been a result of loan activity in the 36 months immediately preceding the Rider Exercise Date;

the sum of withdrawals made equals the sum of premiums paid; and

we have received your request to exercise the rider.

The rider charge is an administrative charge that applies on the Rider Exercise Date and equals 99.5% of the excess of the Account Value over the Policy Debt.  By way of example, if the Account Value is $1,000,000 and the Policy Debt is $970,000, the charge is $25,000 which is 99.5% of the difference between the Account Value and the Policy Debt.
On the Rider Exercise Date, after deduction of the rider charge from the Account Value, the following will occur:

- - - - - -
The Account Value in the Variable Sub-Accounts will be irrevocably transferred to the Fixed Account;

The Death Benefit will be changed to equal 105% of the Account Value;

Monthly Deductions will cease;

No further premium will be accepted;

SFA and SIA increases and decreases will no longer be permitted; and

All supplemental riders (other than the accelerated benefit rider) will terminate.

The rider automatically attaches to every Policy at issue and may be discontinued upon written request to the Company.

No-Lapse Protection Rider.  The No-Lapse Protection provided by this rider works the same as the No-Lapse Protection provided by the Policy.  However, under this rider, You must elect to allocate premium to the Fixed Account or to one of the designated static Asset Allocation models available on the Policy Date.  The designated static Asset Allocation models will tend to be more conservative and as such may limit your investment return.  If you do not allocate premium accordingly, this rider will terminate.  Because of the restriction on premium allocation to more conservative Variable Sub-Accounts and the Fixed Account, the risk of poor investment performance is lessened.  Thus, the premium necessary to keep the Lapse Protection Value less Policy Debt greater than zero under this rider is considerably less than the premium necessary to keep the Lapse Protection Value less Policy Debt greater than zero under the Policy without this rider.

We are compensated for this reduction in premium funding levels by an offsetting rider charge.

The charge for this rider is equal to the rider charge percentage shown in the Policy then multiplied by the No-Lapse Protection Rider Net Amount at Risk.  The rider charge varies based on the Insured’s Issue Age, sex and risk classification.  This rider must be elected at issue.  You may discontinue this rider upon written request to the Company.  If discontinued, the rider charge will cease.

Ask your financial advisor for an illustration at time of application to show how premium funding levels are different for the same No-Lapse Protection Period between the No-Lapse Protection provided under the Policy and the No-Lapse Protection provided by this rider.  The illustration will also show the impact of the No-Lapse Protection Rider charges on Account Value.
Travel Assistance Endorsement.  This endorsement permits Covered Persons to avail themselves of some or all of the following services provided by a third party we designate when the Covered Person is 100 miles or more away from home:

-	Medical Consultation and Evaluation

-	Hospital Admission Guarantee

-	Emergency Evacuation

-	Critical Care Monitoring

-	Medically Supervised Repatriation

-	Prescription Assistance

-	Emergency Message Transmission

-	Emergency Trauma Counseling

-	Transportation to Join Patient

-	Care for Minor Children

-	Legal and Interpreter Referrals

-	Return Mortal Remains
“Covered Persons” are defined as:

(a)  For a Policy which is not trust-owned, the Insured and their dependents.
(b)  For a Policy which is trust-owned, the Insured and their dependents only if the trustee, in his/her sole and exclusive discretion, elects to make the Covered Services available.

The endorsement automatically attached to every Policy at issue and is provided at no charge.  Ask your financial adviser for the brochure that provides additional detail about the Endorsement.

Termination of Policy

The Policy will terminate on the earlier of the date we receive your request to surrender, the expiration date of the Grace Period without payment of premium due or the date of death of the Insured.

Reinstatement Before the Insured's death, we may reinstate the Policy provided that the Policy has not been surrendered and You-

- - -
make a request for reinstatement within three years from the date of termination;

submit satisfactory evidence of insurability to us; and

pay an amount, as determined by us, sufficient to put the Policy in force.

An amount sufficient to put the Policy in force is not less than:
- - - -

The monthly deductions overdue at the end of the grace period; plus

Any excess of Policy Debt over Cash Value at the end of the grace period; plus

Three times the monthly cost of insurance charges applicable at the date of reinstatement; plus

Three times the monthly expense charges applicable at the date of reinstatement.

During the No-Lapse Protection Period, an amount sufficient to put the Policy in force is the amount necessary to satisfy the minimum premium test.

Any Policy Debt at the time the Policy is terminated must be repaid at time of reinstatement or carried over to the reinstated Policy.

Deferral of Payment

We will usually pay any amount due from the Variable Account within seven days after the Valuation Date following our receipt of written notice satisfactory to us giving rise to such payment or, in the case of death of the Insured, Due Proof of such death. Payment is subject to our rights under the Policy's incontestability and suicide provisions. Payment of any amount payable from the Variable Account on death, surrender, partial withdrawal or policy loan may be postponed whenever:
- - -
the New York Stock Exchange is closed other than customary weekend and holiday closing, or trading on the NYSE is otherwise restricted, as determined by the Securities and Exchange Commission;

the Securities and Exchange Commission, by order, permits postponement for the protection of policyowners; or

an emergency exists as determined by the Securities and Exchange Commission, as a result of which disposal of securities is not reasonably practicable, or it is not reasonably practicable to determine the value of the assets of the Variable Account.

We may defer payment from the Fixed Account for a period up to six months.

Rights of Owner While the Insured is alive, unless You have assigned any of these rights, You may:

- - - - - - -
transfer ownership to a new owner;

name a contingent owner who will automatically become the owner of the Policy if You die before the Insured;

change or revoke a contingent owner;

change or revoke a beneficiary;

exercise all other rights in the Policy;

increase or decrease the SFA and SIA, subject to the other provisions of the Policy;

change the death benefit option, subject to the other provisions of the Policy.

When You transfer your rights to a new owner, You automatically revoke any prior contingent owner designation.  When You want to change or revoke a prior beneficiary designation, You have to specify that action.  You do not affect a prior beneficiary when You merely transfer ownership, or change or revoke a contingent owner designation.

You do not need the consent of a beneficiary or a contingent owner in order to exercise any of your rights.  However, You must give us written notice satisfactory to us of the requested action.  Your request will then, except as otherwise specified herein, be effective as of the date You signed the form, subject to any action taken before we received it.
Rights of Beneficiary

The beneficiary has no rights in the Policy until the death of the Insured.  If a beneficiary is alive at that time, the beneficiary will be entitled to payment of the Policy Proceeds as they become due.

Other Policy Provisions
Addition, Deletion or Substitution of Investments.  We may decide to add new Variable Sub-Accounts at any time.  Also, shares of any or all of the Funds may not always be available for purchase by the Variable Account, or we may decide that further investment in any such shares is no longer appropriate.  In either event, shares of other registered open-end investment companies or unit investment trusts may be substituted both for Fund shares already purchased by the Variable Account and/or as the security to be purchased in the future, provided that these substitutions have been approved by the Securities and Exchange Commission, to the extent necessary.  In addition, the investment policies of the Variable Sub-Accounts will not be changed without the approval of the Insurance Superintendent of the State of New York.  We also reserve the right to eliminate or combine existing Variable Sub-Accounts or to transfer assets between Variable Sub-Accounts. In the event of any substitution or other act described in this paragraph, we will notify You and make any appropriate endorsement to the Policy to reflect the substitution.
Entire Contract.  Your entire contract with us consists solely of the Policy, including the attached copy of the Policy Application and any attached copies of supplemental applications and any riders and endorsements.
Alteration.  Financial advisors do not have any authority to either alter or modify the Policy or to waive any of its provisions.  The only persons with this authority are our president, actuary, secretary or one of our vice presidents.

Modification. Upon notice to You, we may modify the Policy if such a modification-
- - - -
is necessary to make the Policy or the Variable Account comply with any law or regulation issued by a governmental agency to which we are or the Variable Account is subject;

is necessary to assure continued qualification of the Policy under the Internal Revenue Code or other federal or state laws as a life insurance policy;

is necessary to reflect a change in the operation of the Variable Account or the Sub-Accounts; or

adds, deletes or otherwise changes Variable Sub-Account options.

When required, approval of the Securities and Exchange Commission will be obtained.

We also reserve the right to modify certain provisions of the Policy as stated in those provisions.  In the event of any such modification, we may make appropriate endorsement to the Policy to reflect such modification.
Assignments.  During the lifetime of the Insured, You may assign all or some of your rights under the Policy.  All assignments must be filed at our Service Office and must be in written form satisfactory to us.  The assignment will then be effective as of the date You signed the form, subject to any action taken before we acknowledge receipt. We are not responsible for the validity or legal effect of any assignment.
Nonparticipating.  The Policy does not pay dividends.  The Policy does not share in our profits or surplus earnings.

Misstatement of Age or Sex.  If the age or sex of the Insured is stated incorrectly, the amounts payable by us will be adjusted as follows:

     Misstatement discovered at death-The death benefit will be recalculated to that which would be purchased by the most recently charged Monthly Cost of Insurance rate for the correct age or sex.
     Misstatement discovered prior to death-Your Account Value will be recalculated from the Policy Date using the Monthly Cost of Insurance Rates based on the correct age or sex.

Suicide.  If the Insured, whether sane or insane, commits suicide within two years after the Policy's Issue Date, we will not pay any part of the Policy Proceeds.  We will refund the premiums paid, less the amount of any Policy Debt and any partial withdrawals.

If the Insured, whether sane or insane, commits suicide within two years after the effective date of an increase in the SFA or SIA, then our liability as to that increase will be the cost of insurance for that increase.

Incontestability.  All statements made in the application or in a supplemental application are representations and not warranties.  We relied and will rely on those statements when approving the issuance, increase in SFA, increase in SIA, increase in death benefit over premium paid, change in death benefit option or reinstatement of the Policy.  No statement can be used by us in defense of a claim unless the statement was made in the application or in a supplemental application.  In the absence of fraud, after the Policy has been in force during the lifetime of the Insured for a period of two years from its Issue Date, we cannot contest it except for non-payment of premiums.  However, any increase in SFA or SIA which is effective after the Issue Date will be incontestable only after such increase has been in force during the lifetime of the Insured for two years from the Effective Date of Coverage of such increase.  Any increase in death benefit over premium paid or increase in death benefit due to a death benefit option change will be incontestable only after such increase has been in force during the lifetime of the Insured for two years from the date of the increase.  Any reinstatement will be incontestable after the reinstated Policy has been in force during the lifetime of the Insured for two years from the effective date of the reinstatement.

Report to Owner.  We will send You a report at least once each Policy Year.  The report will show current policy values, premiums paid and deductions made since the last report.  It will also show the balance of any outstanding policy loans and accrued interest on such loans.  There is no charge for this report.  Additionally, confirmations of individual transactions (e.g. premium payments, allocations, transfers) in the Policy will be sent at the time of the transaction.

Performance Information

We may sometimes publish performance information related to the Fund, the Variable Account or the Policy in advertising, sales literature and other promotional materials.  This information is based on past investment results and is not an indication of future performance.

Portfolio Performance

We may publish a mutual fund portfolio's total return or average annual total return. Total return is the change in value of an investment over a given period, assuming reinvestment of any dividends and capital gains.  Average annual total return is a hypothetical rate of return that, if achieved annually, would have produced the same total return over a stated period if performance had been constant over the entire period.  Average annual total returns smooth variations in performance, and are not the same as actual year-by-year results.

We may also publish a mutual fund portfolio's yield.  Yield refers to the income generated by an investment in a portfolio over a given period of time, expressed as an annual percentage rate.  When a yield assumes that income earned is reinvested, it is called an effective yield.  Seven-day yield illustrates the income earned by an investment in a money market fund over a recent seven-day period.

Total returns and yields quoted for a mutual fund portfolio include the investment management fees and other expenses of the portfolio, but do not include charges and deductions attributable to the Policy.  These expenses would reduce the performance quoted.

Adjusted Non-Standardized Portfolio Performance

We may publish a mutual fund portfolio's total return and yields adjusted for charges against the assets of the Variable Account.

We may publish total return and yield quotations based on the period of time that a mutual fund portfolio has been in existence.  The results for any period prior to any Policy being offered will be calculated as if the Policy had been offered during that period of time, with all charges assumed to be those applicable to the Policy.

Other Information

Performance information may be compared, in reports and promotional literature, to:

- -
the S&P 500, Dow Jones Industrial Average, Lehman Brothers Aggregate Bond Index or other unmanaged indices so that investors may compare the Variable Sub-Account results with those of a group of unmanaged securities widely regarded by investors as representative of the securities markets in general;

other groups of variable life variable accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment products by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons, such as Morningstar, Inc., who rank such investment products on overall performance or other criteria; or

-
the Consumer Price Index (a measure for inflation) to assess the real rate of return from an investment in the Variable Sub-Account.  Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management expenses.

We may provide Policy information on various topics of interest to You and other prospective policyowners. These topics may include:
- - - - - -
the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets;

investment strategies and techniques (such as value investing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing);

the advantages and disadvantages of investing in tax-deferred and taxable investments;

customer profiles and hypothetical purchase and investment scenarios;

financial management and tax and retirement planning; and

investment alternatives to certificates of deposit and other financial instruments, including comparisons between a Policy and the characteristics of, and market for, such financial instruments.

Federal Income Tax Considerations

The following is a summary of our understanding of current federal income tax laws and is not intended as tax advice.  You should be aware that Congress has the power to enact legislation affecting the tax treatment of life insurance contracts which could be applied retroactively.  New judicial or administrative interpretation of federal income tax law may also affect the tax treatment of life insurance contracts.  Any person contemplating the purchase of a Policy or any transaction involving a Policy should consult a qualified tax adviser.  We do not make any representation or provide any guarantee regarding the federal, state or local tax treatment of any Policy or any transaction involving a Policy.

Our Tax Status

We are taxed as a life insurance company under Subchapter L of the Code.  Although we account for the operations of the Variable Account separately from our other operations for purposes of federal income taxation, the Variable Account currently is not separately taxable as a regulated investment company or other taxable entity.

Taxes we pay, or reserve for, that are attributable to the earnings of the Variable Account could affect the Net Investment Factor, which in turn affects your Account Value.  Under existing federal income tax law, however, the income (consisting primarily of interest, dividends and net capital gains) of the Variable Account, to the extent applied to increase reserves under the Policy, is not taxable to us.  Similarly, no state or local income taxes are currently attributable to the earnings of the Variable Account.  Therefore, we do not take any federal, state or local taxes into account when determining the Net Investment Factor.  We may take taxes into account when determining the Net Investment Factor in future years if, due to a change in law, our tax status or otherwise, such taxes are attributable to the earnings of the Variable Account.

In calculating our corporate income tax liability, we derive certain corporate income tax benefits associated with the investment of company assets, including separate account assets that are treated as company assets under applicable income tax law.  These benefits, which reduce our overall corporate income tax liability, may include dividends received deductions and foreign tax credits which can be material.  We do not pass these benefits through to the Variable Account, principally because:  (i) the great bulk of the benefits results from the dividends received deduction, which involves no reduction in the dollar amount of dividends that the Variable Account receives and (ii) under applicable income tax law, policyowners are not the owners of the assets generating the benefits.

Taxation of Policy Proceeds

Section 7702 of the Code provides certain tests for whether a policy will be treated as a “life insurance contract” for tax purposes.  Provided that the policyowner of the Policy has an insurable interest in the Insured, we believe that the Policy meets these tests, and thus should receive the same federal income tax treatment as a fixed life insurance contract.  As such, the Death Benefit under the Policy will generally be eligible for exclusion from the gross income of the beneficiary under Section 101 of the Code, and the policyowner will not be deemed to be in constructive receipt of the increases in Cash Surrender Values, including additions attributable to interest, dividends, appreciation or gains realized upon transfers among the Sub-Accounts and the Fixed Account, until actual receipt thereof.
However, You may be taxed on all of the accumulated income under the Policy on its maturity date and there can be no assurance that an election to extend the maturity date of the Policy will avoid that result.  In addition, a corporate owner may be subject to alternative minimum tax on the annual increases in Cash Surrender Values and on the portion of the Death Benefit under the Policy that exceeds its Cash Surrender Value.
To qualify as a life insurance contract under Section 7702, the Policy must satisfy certain actuarial requirements.  Section 7702 requires that actuarial calculations be based on mortality charges that meet the “reasonable mortality charge” requirements set forth in the Code, and other charges reasonably expected to be actually paid that are specified in the Policy.  The law relating to reasonableness standards for mortality and other charges is based on statutory language and certain IRS pronouncements that do not address all relevant issues.  Accordingly, although we believe that the mortality and other charges that are used in the calculations (including those used with respect to Policies issued to so-called “sub-standard risks”) meet the applicable requirements, we cannot be certain.  It is possible that future regulations will contain standards that would require us to modify the mortality and other charges used in the calculations, and we reserve the right to make any such modifications.

For a variable contract like the Policy to qualify as life insurance for federal income tax purposes, it also must comply with the investment diversification rules found in Section 817 of the Code.  We believe that the Variable Account complies with the diversification requirements prescribed by Section 1.817-5 of the Treasury Regulations.  The IRS has stated that satisfaction of the diversification requirements described above by itself does not prevent a contract owner from being treated as the owner of separate account assets under an “owner control” test.  If a contract owner is treated as the owner of separate account assets for tax purposes, the contract owner would be subject to taxation on the income and gains from the separate account assets.  In published revenue rulings through 1982 and then again in 2003, the IRS has stated that a variable contract owner will be considered the owner of separate account assets if the owner possesses incidents of ownership in those assets, such as the ability to exercise control over the investment of the assets.  In Rev. Rul. 2003-91, the IRS considered certain variable annuity and variable life insurance contracts and concluded that the owners of the variable contracts would not be considered the owners of the contracts underlying assets for federal income tax purposes.
Rev. Rul. 2003-91 states that the determination of whether the owner of a variable contract possesses sufficient incidents of ownership over the assets underlying the variable contract so as to be deemed the owner of those assets for federal income tax purposes will depend on all the facts and circumstances.  We do not believe that the differences between the Policy and the contracts described in Rev. Rul. 2003-91 with respect to the number of investment choices and the ability to transfer among investment choices should prevent the holding in Rev. Rul. 2003-91 from applying.  Nevertheless, You should consult with a competent tax adviser on the potential impact of the investor control rules of the IRS as they relate to the investment decisions and activities You may undertake with respect to the Policy.

The guidelines in Rev. Rul. 2003-91 do not address the treatment of a policyholder which is, or which is affiliated with, an investment manager.  Any investment manager or affiliate who purchases a Policy assumes the risk that it may be treated as the owner of the investments underlying the Policy under the "owner control" rules because of the investment manager's control over assets held under the Policy.  However, because the diversification rules would permit an investment manager (or its affiliate) to hold a direct investment in an investment option under the Policy, we do not believe that the application of the "owner control" rules to an investment manager (or its affiliate) should affect You.

In the future, the IRS and/or the Treasury Department may issue new rulings, interpretations or regulations on this subject.  Accordingly, we reserve the right to modify the Policy as necessary to attempt to prevent You from being considered the owner, for tax purposes, of the underlying assets.  We also reserve the right to notify You if we determine that it is no longer practicable to maintain the Policy in a manner that was designed to prevent You from being considered the owner of the assets of the Variable Account.  You bear the risk that You may be treated as the owner of Variable Account assets and taxed accordingly.

The tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a Modified Endowment Contract under Section 7702A of the Code.  Due to the flexibility of the payment of premiums and other rights You have under the Policy, classification of the Policy as a Modified Endowment Contract will depend upon the individual operation of each Policy.  A Policy is a Modified Endowment Contract if the aggregate amount paid under the Policy at any time during the first seven Policy Years exceeds the sum of the net level premiums that would have been paid on or before such time if the Policy provided for paid up future benefits after the payment of seven level annual premiums.  If there is a reduction in benefits during the first seven Policy Years, the foregoing computation is made as if the Policy originally had been issued at the reduced benefit level.  If there is a “material change” to the Policy, the seven year testing period for Modified Endowment Contract status is restarted.  A life insurance contract received in exchange for a Modified Endowment Contract also will be treated as a Modified Endowment Contract.

We have undertaken measures to prevent payment of a premium from inadvertently causing the Policy to become a Modified Endowment Contract.  In general, You should consult a qualified tax adviser before undertaking any transaction involving the Policy to determine whether such a transaction would cause the Policy to become a Modified Endowment Contract.

If a Policy is not a Modified Endowment Contract, cash distributions from the Policy are treated first as a nontaxable return of the owner’s “Investment in the Policy” and then as a distribution of the income earned under the Policy, which is subject to ordinary income tax.  (An exception to this general rule occurs when a cash distribution is made in connection with certain reductions in the death benefit under the Policy in the first fifteen contract years.  Such a cash distribution is taxed in whole or in part as ordinary income.)  Loans from, or secured by, a Policy that is not a Modified Endowment Contract generally are treated as bona fide indebtedness, and thus are not included in the owner’s gross income.

If a Policy is a Modified Endowment Contract, distributions from the Policy are treated as ordinary income subject to ordinary income tax up to the amount equal to the excess of the Account Value (which includes unpaid policy loans) immediately before the distribution over the Investment in the Policy (as defined below).  Loans taken from, or secured by, such a Policy, as well as due but unpaid interest thereon, are taxed in the same manner as distributions from the Policy.  A 10 percent additional tax is imposed on the portion of any distribution from, or loan taken from or secured by, a Modified Endowment Contract that is included in income except when the distribution or loan is made on or after the owner attains age 59 1/2, is attributable to the policyowner’s becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the policyowner or the joint lives (or joint life expectancies ) of the policyowner and the policyowner’s Beneficiary.  These exceptions are not likely to apply where the Policy is not owned by an individual (or held in trust for an individual).  For purposes of the computations described in this paragraph, all Modified Endowment Contracts issued by us to the same policyowner during any calendar year are treated as one Modified Endowment Contract.

There are substantial limits on the deductibility of policy loan interest.  You should consult a qualified tax adviser regarding such deductions.

Upon the complete maturity, surrender or lapse of the Policy, the amount by which the sum of the Policy’s Cash Surrender Value and any unpaid Policy Debt exceeds the policyowner’s “Investment in the Policy” (as defined below) is treated as ordinary income subject to tax and the 10% additional tax discussed above may apply also.  Any loss incurred upon surrender generally is not deductible.  Any corporation that is subject to the alternative minimum tax will also have to make a separate computation of the Investment in the Policy and the gain resulting from the maturity of the Policy, or a surrender or lapse of the Policy for purposes of that tax.

The term “Investment in the Policy” means-

- - -
the aggregate amount of any premiums or other consideration paid for a Policy, minus the aggregate amount received under the Policy which is excluded from the owner’s gross income (other than loan amounts), plus the amount of any loan from, or secured by, the Policy that is a Modified Endowment Contract (as defined above) to the extent that such amount is included in the policyowner’s gross income.

The “Investment in the Policy” is increased by any unpaid Policy Debt on a Policy that is a Modified Endowment Contract in order to prevent double taxation of income.  Since the Policy Debt was treated as a taxable distribution at the time the Policy Debt was incurred, the failure to increase the “Investment in the Policy” by the Policy Debt would cause such amount to be taxed again upon a Policy surrender or lapse.

The amount realized that is taken into account in computing the gain on the complete surrender or lapse of a Policy will include any unpaid Policy Debt on a Policy that is a Modified Endowment Contract even though that amount has already been treated as a taxable distribution.

If a Policy is not a Modified Endowment Contract, then the Investment in the Policy is not affected by the receipt of a loan from, or secured by a Policy.

Whether or not the Policy is a Modified Endowment Contract, however, no payment of the principal of, or the interest due under, any loan from or secured by a Policy will affect the amount of the Investment in the Policy.

A policyowner generally will not recognize gain upon the exchange of the Policy for another life insurance policy issued by us or another insurance company, except to the extent that the policyowner receives cash in the exchange or is relieved of policy indebtedness as a result of the exchange.  In no event will the gain recognized exceed the amount by which the Policy’s Account Value (which includes unpaid policy loans) exceeds the policyowner’s Investment in the Policy.
A transfer of the Policy, a change in the policyowner, a change in the beneficiary, certain other changes to the Policy and particular uses of the Policy (including use in a so called “split-dollar” arrangement) may have tax consequences depending upon the particular circumstances and should not be undertaken prior to consulting with a qualified tax adviser.  For instance, if You transfer the Policy or designate a new policyowner in return for valuable consideration (or, in some cases, if the transferor is relieved of a liability as a result of the transfer), then the Death Benefit payable upon the death of the Insured may in certain circumstances be includible in your taxable income to the extent that the Death Benefit exceeds the prior consideration paid for the transfer and any premiums and other amounts paid later by the transferee.  Further, in such a case, if the consideration received exceeds your Investment in the Policy, the difference will be taxed to You as ordinary income.
The Pension Protection Act of 2006 added a new section to the Code that denies the tax-free treatment of death benefits payable under an employer-owned life insurance contract unless certain notice and consent requirements are met and either (1) certain rules relating to the insured employee’s status are satisfied or (2) certain rules relating to the payment of the “amount received under the contract” to, or for the benefit of, certain beneficiaries or successors of the insured employee are satisfied.  The new rules apply to life insurance contracts owned by corporations (including S corporations), individual sole proprietors, estates and trusts and partnerships that are engaged in a trade or business.  Any business contemplating the purchase of a Policy on the life of an employee should consult with its legal and tax advisors regarding the applicability of the new legislation to the proposed purchase.
A tax adviser should also be consulted with respect to the 2003 split dollar regulations if You have purchased or are considering the purchase of a Policy for a split dollar insurance plan.  Any business contemplating the purchase of a new life insurance contract or a change in an existing contract should consult a tax adviser.  There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the federal corporate alternative minimum tax, if the policyowner is subject to that tax.
Federal, as well as state and local, estate, inheritance and other tax consequences of ownership or receipt of Policy Proceeds will depend on your individual circumstances and those of the beneficiary.

Withholding

We will withhold and remit to the U.S. Government a part of the taxable portion of each distribution unless, prior to the distribution, the Owner provides us his or her taxpayer identification number and instructs us (in the manner prescribed) not to withhold.  The Owner may credit against his or her federal income tax liability for the year of distribution any amounts that we withhold.

Tax Return Disclosure

We believe that the purchase of a Policy is not currently subject to the tax return disclosure requirements of IRC Section 6011 and Treasury Regulation Section 1.6011-4.  However, it is your responsibility, in consultation with your tax and legal counsel and advisers, to make your own determination as to the applicability of the disclosure requirements of IRC Section 6011 and Treasury Regulation Section 1.6011-4 to your federal tax return.

Under IRC Section 6111 and Temporary Treasury Regulation Section 301.6111, we are required to register with the IRS any offerings or sales of Policies that are considered tax shelters.  We believe that registration would not be required under current regulations with respect to sales of the offering or sale of a Policy.

We believe that the customer list requirements of IRC Section 6112 and Treasury Regulation Section 301.6112-1 are not currently applicable to such offerings and sales.

Distribution of Policy
The Policy is offered on a continuous basis.  The Policy is sold by licensed insurance agents ("Selling Agents") in those states where the Policy may be lawfully sold.  Such Selling Agents will be registered representatives of affiliated and unaffiliated broker-dealer firms ("Selling Broker-Dealers") registered under the Securities Exchange Act of 1934 who are members of the Financial Industry Regulatory Authority (“FINRA”) and who have entered into selling agreements with the Company and our general distributor, Clarendon Insurance Agency, Inc. ("Clarendon"), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.  Clarendon is a wholly-owned subsidiary of the Company, is registered with the SEC under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority.

The Company (or its affiliates, for the purposes of this section only, collectively, "the Company") pays the Selling Broker-Dealers compensation for the promotion and sale of the Policy.  The Selling Agents who solicit sales of the Policy typically receive a portion of the compensation paid by the Company to the Selling Broker-Dealers in the form of commissions or other compensation, depending on the agreement between the Selling Broker-Dealer and their Selling Agent.  This compensation is not paid directly by the Policy Owner or the Variable Account.  The Company intends to recoup this compensation through fees and charges imposed under the Policy, and from profits on payments received by the Company for providing administrative, marketing, and other support and services to the Funds.
The amount and timing of commissions the Company may pay to Selling Broker-Dealers may vary depending on the selling agreement but is not expected to be more than 90% of the first Policy Year’sTtarget Premium plus 3% of the premium in excess of the Target Premium.  Target Premium varies based on the Insured's age, sex and rating class.  Commissions will not exceed 3% of the premium received in Policy Year’s 2-10 and 2% of the premium received thereafter.  If a Surrender Charge Modification Rider is attached to the Policy, commissions will not exceed 31.5% of target premium received in Policy Years 1-3, 3% of premium received in Policy Years 4-10 and 2% of the premium received thereafter.

The Company may pay or allow other promotional incentives or payments in the form of cash or other compensation to the extent permitted by FINRA rules and other applicable laws and regulations.
The Company also pays compensation to wholesaling broker-dealers or other firms or intermediaries, including, in some cases, payments to affiliates of the Company such as Sun Life Financial Distributors, Inc., in return for wholesaling services such as providing marketing and sales support, product training and administrative services to the Selling Agents of the Selling Broker-Dealers.  These allowances may be based on a percentage of premium, a percentage of Account Value and/or may be a fixed dollar amount.

In addition to the compensation described above, the Company may make additional cash payments (in certain circumstances referred to as “override” compensation) or reimbursements to Selling Broker-Dealers in recognition of their marketing and distribution, transaction processing and/or administrative services support.  These payments are not offered to all Selling Broker-Dealers, and the terms of any particular agreement governing the payments may vary among Selling Broker-Dealers depending on, among other things, the level of and type of marketing and distribution support provided.  Marketing and distribution support services may include, among other services, placement of the Company's products on the Selling Broker-Dealer's preferred or recommended list, access to the Selling Broker-Dealer's registered representatives for purposes of promoting sales of the Company's products, assistance in training and education for the Selling Agents, and opportunities for the Company to participate in sales conferences and educational seminars.  The payments or reimbursements may be calculated as a percentage of the particular Selling Broker-Dealer’s actual aggregate sales of our variable policies (including the Policy), in most cases not to exceed 3% of aggregate sales attributable to the Selling Broker-Dealer and/or may be a fixed dollar amount.  Broker-dealers receiving these additional payments may pass on some or all of the payments to the Selling Agent.

In addition to selling our variable policies (including the Policy), some Selling Broker-Dealers or their affiliates may have other business relationships with the Company.  Those other business relationships may include, for example, reinsurance agreements pursuant to which an affiliate of the Selling Broker-Dealer provides reinsurance to the Company relative to some or all of the Policies or other variable policies issued by the Company or its affiliates.  The potential profits for a Selling Broker-Dealer or its affiliate associated with such reinsurance arrangements could indirectly provide incentives to the Selling Broker-Dealer and its Selling Agents to recommend products for which they provide reinsurance over similar products which do not result in potential reinsurance profits to the Selling Broker-Dealer or its affiliate.  The operation of an individual policy is not impacted by whether the policy is subject to a reinsurance arrangement between the Company and an affiliate of the Selling Broker-Dealer.

You should ask your Selling Agent for further information about what commissions or other compensation he or she, or the Selling Broker-Dealer for which he or she works, may receive in connection with your purchase of the Policy.

Voting Rights

We are the legal owner of all shares of the Funds held in the Sub-Accounts of the Variable Account, and as such have the right to vote upon matters that are required by the Investment Company Act of 1940 to be approved or ratified by the shareholders of the Funds and to vote upon any other matters that may be voted upon at a shareholders' meeting.  We will, however, vote shares held in the Sub-Accounts of the Variable Account in accordance with instructions received from policyowners who have an interest in those respective Sub-Accounts. As a result of proportional voting, the instructions of a small number of policyowners could determine the outcome of a proposal subject to shareholder vote.

We will vote shares held in each Variable Sub-Account for which no timely instructions from policyowners are received, together with shares not attributable to a Policy, in the same proportion as those shares in that Variable Sub-Account for which instructions are received.  Should the applicable federal securities laws change so as to permit us to vote shares held in the Variable Account in our own right, we may elect to do so.

The number of shares in each Variable Sub-Account for which a policyowner may give instructions is determined by dividing the portion of the Account Value derived from participation in that Variable Sub-Account, if any, by the value of one share of the corresponding Fund.  We will determine the number as of a date we choose, but not more than 90 days before the shareholders' meeting.  Fractional votes are counted.  Voting instructions will be solicited in writing at least 14 days prior to the shareholders' meeting.

We may, if required by state insurance regulators, disregard voting instructions if those instructions would require shares to be voted so as to cause a change in the sub-classification or investment policies of one or more of the Funds, or to approve or disapprove an investment management contract.  In addition, we may disregard voting instructions that would require changes in the investment policies or investment adviser, provided that we reasonably disapprove of those changes in accordance with applicable federal regulations.  If we disregard voting instructions, we will advise You of that action and our reasons for it in our next communication to policyowners.

Other Information

State Regulation

We are subject to the laws of New York governing life insurance companies and to regulation by New York's Superintendent of Insurance, whose agents periodically conduct an examination of our financial condition and business operations.  We are also subject to the insurance laws and regulations of the jurisdictions in which we are authorized to do business.

We are required to file an annual statement with the insurance regulatory authority of those jurisdictions where we are authorized to do business relating to our business operations and financial condition as of December 31st of the preceding year.

Legal Proceedings

There are no pending legal proceedings which would have a material adverse effect on the Variable Account.  We are engaged in various kinds of routine litigation which, in our judgment, is not material to the Variable Account.

Experts

Actuarial matters concerning the Policy have been examined by Ronald Klein, FSA, MAAA, Assistant Vice President, Product Management.

Registration Statements

This prospectus is part of a registration statement that has been filed with the Securities and Exchange Commission under the Securities Act of 1933 with respect to the Policy.  It does not contain all of the information set forth in the registration statement and the exhibits filed as part of the registration statement.  You should refer to the registration statement for further information concerning the Variable Account, Sun Life Insurance and Annuity Company of New York, the mutual fund investment options and the Policy.

Financial Statements

Our financial statements, provided in the Statement of Additional Information, should be considered only as bearing on our ability to meet our obligations with respect to the death benefit and our assumption of the mortality and expense risks.  They should not be considered as bearing on the investment performance of the Fund shares held in the Variable Account.  Instructions on how to obtain the Statement of Additional Information are provided on the last page of this prospectus.

Appendix A
Glossary of Terms

Account Value-The sum of the amounts in each Variable Sub-Account and the Fixed Account with respect to a Policy.  Account Value does not include Policy Debt.  Policy Debt, which includes the amount of loans and interest charged, is not deducted from Account Value.  It is reflected in the amounts received upon surrender or payment of Policy Proceeds.  It is also reflected in the amount of total Account Value that may be borrowed against.

Anniversary-The same day in each succeeding year as the day of the year corresponding to the policy date.

Attained Age-The Insured's Issue Age plus the number of completed Policy Years.

Business Day-Any day that we are open for business.

Cash Value-Account Value less any surrender charges.

Cash Surrender Value-The Cash Value decreased by the balance of any outstanding Policy Debt.

Class-The risk and underwriting classification of the Insured.

Due Proof-Such evidence as we may reasonably require in order to establish that a benefit is due and payable.  Generally, evidence will consist of the Insured’s death certificate.

Effective Date of Coverage-Initially, the Investment Start Date; with respect to any increase in SFA and SIA, the Anniversary that falls on or next follows the date we approve the supplemental application for that increase; with respect to any decrease in SFA and SIA, the Monthly Anniversary Day that falls on or next follows the date we receive your request.

Fixed Account-The portion of the Account Value funded by assets invested in our general account.

Flat Extra-An additional charge imposed if the Insured is a substandard risk. It is a flat dollar charge per $1000 of SFA and any SIA.

Fund-A mutual fund portfolio in which a Variable Sub-Account invests.
Initial Premium-The amount necessary to put the coverage in force. Generally, this is two Minimum Monthly Premiums.  The Initial Premium is shown in the Policy.
Insured-The person on whose life a Policy is issued.
Investment Start Date-The date the first premium is applied, which will be the later of the Issue Date, the Policy Date or the date a premium is paid equal to or in excess of the specified Initial Premium.

Issue Age-The Insured's age as of the Insured's birthday nearest the Policy Date.
Issue Date-The date we produce a Policy from our system as specified in the Policy.
Minimum Monthly Premium – The Initial Premium is generally two Minimum Monthly Premiums.  The Minimum Monthly Premium is determined by the SFA, SIA, death benefit option election, optional rider election and the risk and underwriting classification of the Insured.

Monthly Anniversary Day-The same day in each succeeding month as the day of the month corresponding to the Policy Date.

Monthly Cost of Insurance-A deduction made on a monthly basis for the SFA and SIA provided by the Policy and for the Waiver of Monthly Deductions rider, Payment of Stipulated Amount rider, Surrender Charge Modification rider and No-Lapse Protection rider.
Monthly Expense Charge-A per Policy deduction made on a monthly basis for administration and other expenses.

Mortality and Expense Risk Charge-The annual rate deducted monthly from the Account Value for the mortality and expense risk we assume by issuing the Policy.
No-Lapse Protection Period – The term when the Policy will not terminate if the Lapse Protection Value is greater than zero.  The No-Lapse Protection Period is based on the planned periodic premium and the age, sex and risk classification of the Insured.  It is not available to policyowners who elect Death Benefit Option B.

No-Lapse Protection Rider Net Amount at Risk – The No-Lapse Protection Rider Net Amount at Risk equals the Policy Death Benefit less the Lapse Protection Value on the last day of the Policy Month just ended.
Policy-The form issued by Sun Life Insurance and Annuity Company of New York which evidences the insurance coverage provided and is a contract between the policyowner and the Company.

Policy Application-The application for a Policy, a copy of which is attached to and incorporated in the Policy.
Policy Date-The date shown in the Policy Specifications from which coverage under the Policy will being effect, the Insured’s Issue Age is established and from which Monthly Deductions reduce the Account Value.
Policy Debt-The principal amount of any outstanding loan against the Policy, plus accrued but unpaid interest on such loan.
Policy Month-A Policy Month is a one-month period commencing on the Policy Date or any Monthly Anniversary Day and ending on the next Monthly Anniversary Day.
Policy Proceeds-The amount determined in accordance with the terms of the Policy which is payable at the death of the Insured.  This amount is the death benefit, decreased by the amount of any outstanding Policy Debt and any unpaid charges and deductions, and increased by the amounts payable under any supplemental benefits.
Policy Year-A Policy Year is a one-year period commencing on the Policy Date or any Anniversary and ending on the next Anniversary.
Premium Expense Charge-A percentage charge deducted from each premium payment.

Processing Date-The first Valuation Date on or next following a Monthly Anniversary Day.
Service Office-Sun Life Assurance Company of Canada (U.S.), One Sun Life Executive Park, Wellesley Hills, Massachusetts, 02481, or such other address as we may hereafter specify to You by written notice.

Specified Face Amount (“SFA”)-The amount of life insurance coverage You request as specified in the Policy.
Sub-Accounts-Sub-accounts into which the assets of the Variable Account are divided, and the Fixed Account.
Supplemental Insurance Amount (“SIA”)-The amount of supplemental life insurance coverage You request as specified in the Policy.  The SIA terminates no later than the Insured’s Attained Age 121.

Target Premium-An amount of premium specified as such in the Policy, used to determine the amount of commissions paid by the Company to the Selling Broker-Dealer.

Total Net Amount at Risk – The Specified Face Amount Net Amount at Risk and the Supplemental Insurance Face Amount Net Amount at Risk.
Unit-A unit of measurement that we use to calculate the value of each Variable Sub-Account.

Unit Value-The value of each Unit of assets in a Variable Sub-Account.

Valuation Date-Any day that the New York Stock Exchange is open for business.  We will determine Unit Values for each Valuation Date as of the close of the New York Stock Exchange on a Valuation Date.

Valuation Period-The period of time from one Valuation Date to the next Valuation Date.

Variable Account-Sun Life (N.Y.) Variable Account D.

Variable Sub-Accounts- Sub-accounts into which the assets of the Variable Account are divided, each of which corresponds to an investment choice available to You.

You – is the owner of the Policy.

Appendix B
Table of Death Benefit Percentages

Age	Applicable Percentage	Age	Applicable Percentage
20	250%	60	130%
21	250%	61	128%
22	250%	62	126%
23	250%	63	124%
24	250%	64	122%
25	250%	65	120%
26	250%	66	119%
27	250%	67	118%
28	250%	68	117%
29	250%	69	116%
30	250%	70	115%
31	250%	71	113%
32	250%	72	111%
33	250%	73	109%
34	250%	74	107%
35	250%	75	105%
36	250%	76	105%
37	250%	77	105%
38	250%	78	105%
39	250%	79	105%
40	250%	80	105%
41	243%	81	105%
42	236%	82	105%
43	229%	83	105%
44	222%	84	105%
45	215%	85	105%
46	209%	86	105%
47	203%	87	105%
48	197%	88	105%
49	191%	89	105%
50	185%	90	105%
51	178%	91	104%
52	171%	92	103%
53	164%	93	102%
54	157%	94	101%
55	150%	95+	100%
56	146%
57	142%
58	138%
59	134%

Appendix C
Privacy Policy

Introduction

At the Sun Life Financial group of companies, protecting your privacy is important to us.  Whether you are an existing customer or considering a relationship with us, we recognize that you have an interest in how we may collect, use and share information about you.

Sun Life Financial has a long tradition of safeguarding the privacy of its customers’ information. We understand and appreciate the trust and confidence you place in us, and we take seriously our obligation to maintain the confidentiality and security of your personal information.

We invite you to review this Privacy Policy which outlines how we use and protect that information.

Collection of Nonpublic Personal Information by Sun Life Financial

Collecting personal information from you is essential to our ability to offer you high-quality investment, retirement and insurance products.  When you apply for a product or service from us, we need to obtain information from you to determine whether we can provide it to you.  As part of that process, we may collect information about you, known as nonpublic personal information, from the following sources:

-	Information we receive from you on applications or other forms, such as your name, address, social security number and date of birth;
-	Information about your transactions with us, our affiliates or others, such as other life insurance policies or annuities that you may own; and
-	Information we receive from a consumer reporting agency, such as a credit report.

Limited Use and Sharing of Nonpublic Personal Information by Sun Life Financial

We use the nonpublic personal information we collect to help us provide the products and services you have requested and to maintain and service your accounts.  Once we obtain nonpublic personal information from you, we do not disclose it to any third party except as permitted or required by law.

We may share your nonpublic personal information within Sun Life Financial to help us develop innovative financial products and services and to allow our member companies to inform you about them.  The Sun Life Financial group of companies provides a wide variety of financial products and services including individual life insurance, individual fixed and variable annuities and group life, disability, and medical stop-loss insurance.

We also may disclose your nonpublic personal information to companies that help in conducting our business or perform services on our behalf, or to other financial institutions with which we have joint marketing agreements.  Sun Life Financial is highly selective in choosing these companies, and we require them to comply with strict standards regarding the security and confidentiality of our customers’ nonpublic personal information.  These companies may use and disclose the information provided to them only for the purpose for which it is provided, as permitted by law.

There also may be times when Sun Life Financial is required to disclose its customers’ nonpublic personal information, such as when complying with federal, state or local laws, when responding to a subpoena, or when complying with an inquiry by a governmental agency or regulator.

Our Treatment of Information About Former Customers

Our protection of your nonpublic personal information extends beyond the period of your customer relationship with us.  If your customer relationship with us ends, we will not disclose your information to nonaffiliated third parties other than as permitted or required by law.

Security of Your Nonpublic Personal Information

We maintain physical, electronic and procedural safeguards that comply with federal and  state regulations to safeguard your nonpublic personal information from unauthorized use or improper access.

Employee Access to Your Nonpublic Personal Information

We restrict access to your nonpublic personal information to those employees who have a business need to know that information in order to provide products or services to you or to maintain your accounts.  Our employees are governed by a strict code of conduct and are required to maintain the confidentiality of customer information.

The following Sun Life Financial member companies have adopted this Notice.  Other Sun Life Financial affiliated companies have adopted their own privacy policies.  Please check their websites for details.

Insurance Companies	Distributors/Broker-Dealers/Underwriters

Sun Life Assurance Company of Canada (U.S. Operations)	Clarendon Insurance Agency, Inc.
Sun Life Assurance Company of Canada (U.S.)	Sun Life Financial Distributors, Inc.
Sun Life Insurance and Annuity Company of New York	IFMG of Oklahoma, Inc.
Independence Life and Annuity Company	IFS Agencies, Inc.
IFS Agencies of Alabama, Inc.
IFS Agencies of New Mexico, Inc.
IFS Insurance Agencies of Ohio, Inc.
IFS Insurance Agencies of Texas, Inc.
Independent Financial Marketing Group, Inc.
IFMG Securities, Inc.
LSC Insurance Agency of Arizona, Inc.

The SAI includes additional information about Sun Life (N.Y.) Variable Account D and is incorporated herein by reference.  The SAI and personalized illustrations of death benefits, cash surrender values and cash values are available upon request, at no charge.  You may make inquiries about the Policy, request an SAI and request a personalized illustration by calling 1-866-702-6998.

You can review and copy the complete registration statement (including the SAI) which contains additional information about us, the Policy and the Variable Account at the SEC's Public Reference Room in Washington, D.C.  To find out more about this public service, call the Securities and Exchange Commission at 202-551-8090.  Reports and other information about the Policy and its mutual fund investment options are also available on the SEC's website (www.sec.gov), or you can receive copies of this information, for a duplication fee, by writing the Public Reference Section, Securities and Exchange Commission, 901 E Street, N.E., Washington, D.C.  20549.

Securities Act of 1933 File No. 333-144626
Investment Company Act. File No. 811-04633

PART B

STATEMENT OF ADDITIONAL INFORMATION

SUN PROTECTOR VUL

VARIABLE UNIVERSAL LIFE POLICY

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
SUN LIFE (N.Y.) VARIABLE ACCOUNT D

November 23, 2007

This Statement of Additional Information (SAI) is not a prospectus but it relates to, and should be read in conjunction with, the Sun Protector Variable Universal Life Insurance prospectus, dated November 23, 2007.  The prospectus is available, at no charge, by writing Sun Life Insurance and Annuity Company of New York ("the Company") at One Sun Life Executive Park, Wellesley Hills, MA  02481 or calling 1-866-702-6998.

TABLE OF CONTENTS

THE COMPANY AND THE VARIABLE ACCOUNT	2
CUSTODIAN	2
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2
DISTRIBUTION AND UNDERWRITING OF POLICY	2
THE POLICY	3
FINANCIAL STATEMENTS OF SEPARATE ACCOUNT D
FINANCIAL STATEMENTS OF THE COMPANY

THE COMPANY AND THE VARIABLE ACCOUNT

Sun Life Financial Inc. ("Sun Life Financial"), a reporting company under the Securities Exchange Act of 1934 with common shares listed on the Toronto, New York and Philippine stock exchanges, is the ultimate corporate parent of Sun Life Insurance and Annuity Company of New York.

Sun Life (N.Y.) Variable Account D was established on April 24, 2003 pursuant to a resolution of our Board of Directors.  The Variable Account is registered with the Securities and Exchange Commission (the "SEC") under the Investment Company Act of 1940 ("1940 Act")  as a unit investment trust.

CUSTODIAN

We are the Custodian of the assets of the Variable Account.  We will purchase Fund shares at net asset value in connection with amounts allocated to the Variable Sub-Accounts in accordance with your instructions, and we will redeem Fund shares at net asset value for the purpose of meeting the contractual obligations of the Variable Account and paying charges relative to the Variable Account. The Variable Account will be fully funded at all times for purposes of Federal securities laws.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The auditor of the consolidated financial statements of Sun Life Insurance and Annuity Company of New York and Sun Life (N.Y.) Variable Account D is Deloitte & Touche LLP, an independent registered public accounting firm. Deloitte & Touche LLP is located at 200 Berkeley Street, Boston, MA 02116.

DISTRIBUTION AND UNDERWRITING OF THE POLICY

The Policy is offered on a continuous basis.  The Policy is sold by licensed insurance agents ("Selling Agents") in those states where the Policy may be lawfully sold.  Such Selling Agents will be registered representatives of affiliated and unaffiliated broker-dealer firms ("Selling Broker-Dealers") registered under the Securities Exchange Act of 1934 who are members of the Financial Industry Regulatory Authority (“FINRA”) and who have entered into selling agreements with the Company and our general distributor, Clarendon Insurance Agency, Inc. ("Clarendon"), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.  Clarendon is a wholly-owned subsidiary of the Company, is registered with the SEC under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority.

The Company (or its affiliates, for the purposes of this section only, collectively, "the Company"), pays the Selling Broker-Dealers compensation for the promotion and sale of the Policy.  The Selling Agents who solicit sales of the Policy typically receive a portion of the compensation paid by the Company to the Selling Broker-Dealers in the form of commissions or other compensation, depending on the agreement between the Selling Broker-Dealer and their Selling Agent.  This compensation is not paid directly by the Policy Owner or the Variable Account.  The Company intends to recoup this compensation through fees and charges imposed under the Policy, and from profits on payments received by the Company for providing administrative, marketing, and other support and services to the Funds.

The amount and timing of commissions the Company may pay to Selling Broker-Dealers may vary depending on the selling agreement but is not expected to be more than 90% of the first Policy Year’s Target Premium plus 3% of the premium in excess of Target Premium.  Target Premium varies based on the Insured's age, sex and rating class.  Commissions will not exceed 3% of the premium received in Policy Years 2-10 and 2% of the premium received thereafter.  If a Surrender Charge Modification Rider is attached to the Policy, commissions will not exceed 31.5% of Target Premium received in Policy Years 1-3, 3% of premium received in Policy Years 4-10 and 2% of premium received thereafter.

The Company may pay or allow other promotional incentives or payments in the form of cash or other compensation to the extent permitted by FINRA rules and other applicable laws and regulations.

The Company also pays compensation to wholesaling broker-dealers or other firms or intermediaries, including, in some cases, payments to affiliates of the Company such as Sun Life Financial Distributors, Inc., in return for wholesaling services such as providing marketing and sales support, product training and administrative services to the Selling Agents of the Selling Broker-Dealers.  These allowances may be based on a percentage of premium, a percentage of Account Value and/or may be a fixed dollar amount.

In addition to the compensation described above, the Company may make additional cash payments (in certain circumstances referred to as “override” compensation) or reimbursements to Selling Broker-Dealers in recognition of their marketing and distribution, transaction processing and/or administrative services support.  These payments are not offered to all Selling Broker-Dealers, and the terms of any particular agreement governing the payments may vary among Selling Broker-Dealers depending on, among other things, the level of and type of marketing and distribution support provided.  Marketing and distribution support services may include, among other services, placement of the Company's products on the Selling Broker-Dealer's preferred or recommended list, access to the Selling Broker-Dealer's registered representatives for purposes of promoting sales of the Company's products, assistance in training and education for the Selling Agents, and opportunities for the Company to participate in sales conferences and educational seminars.  The payments or reimbursements may be calculated as a percentage of the particular Selling Broker-Dealer’s actual aggregate sales of our variable policies (including the Policy), in most cases not to exceed 3% of aggregate sales attributable to the Selling Broker-Dealer and/or may be a fixed dollar amount.  Broker-dealers receiving these additional payments may pass on some or all of the payments to the Selling Agent.

In addition to selling our variable policies (including the Policy), some Selling Broker-Dealers or their affiliates may have other business relationships with the Company.  Those other business relationships may include, for example, reinsurance agreements pursuant to which an affiliate of the Selling Broker-Dealer provides reinsurance to the Company relative to some or all of the Policies or other variable policies issued by the Company or its affiliates.  The potential profits for a Selling Broker-Dealer or its affiliate associated with such reinsurance arrangements could indirectly provide incentives to the Selling Broker-Dealer and its Selling Agents to recommend products for which they provide reinsurance over similar products which do not result in potential reinsurance profits to the Selling Broker-Dealer or its affiliate.  The operation of an individual policy is not impacted by whether the policy is subject to a reinsurance arrangement between the Company and an affiliate of the Selling Broker-Dealer.

You should ask your Selling Agent for further information about what commissions or other compensation he or she, or the Selling Broker-Dealer for which he or she works, may receive in connection with our purchase of the Policy.

THE POLICY

To apply for a Policy, you must submit an application to our Principal Office.  We will then follow underwriting procedures designed to determine the insurability of the proposed Insured.  We offer the Policy on a regular (or medical) underwriting basis.  We may require medical examinations and further information before the proposed application is approved.   Proposed Insureds must be acceptable risks based on our underwriting limits and standards.  A Policy cannot be issued until the underwriting process has been completed to our satisfaction.  We reserve the right to reject an application that does not meet our underwriting requirements or to increase by no more than 500% the cost of insurance charges applicable to an Insured to cover the cost of the increased mortality risk borne by the Company.  The cost of insurance charges are based on the 2001 Commissioner's Standard Ordinary Smoker and Nonsmoker Mortality Table.
Premium Expense Charge.   We will deduct a Premium Expense Charge from each premium payment upon receipt.  Two percent of the charge is used to pay federal, state and local tax obligations and does not vary by state as it reflects an average of the state and local tax obligations.  As a result of the averaging, the two percent may be more or less than your state and local taxes.

The remainder of the Premium Expense Charge is as sales load used for agent compensation and other issue costs and for anticipated costs of providing the insurance coverage associated with the mortality risk of the Insured.  The Premium Expense Charge varies by the Insured’s Issue Age, sex and rating classification.  The portion of the Premium Expense Charge associated with mortality risk is based on the 2001 Commissioner’s Standard Ordinary Smoker and Nonsmoker Mortality Tables.  For Policy Years 1-10, the maximum Premium Expense Charge is 7.50% and the minimum Premium Expense Charge is 3.5%.  Thereafter, the maximum Premium Expense Charge is 5.50% and the minimum Premium Expense Charge is 3.5%.

Increase in Face Amount.  After the first policy anniversary, you may request an increase in the Specified Face Amount (“SFA”) or Supplemental Insurance Amount (“SIA”).  You must provide satisfactory evidence of the Insured's insurability.  Once requested, an increase will become effective at the next policy anniversary following our approval of your request.  The Policy does not allow for an increase if the Insured's Attained Age is greater than 80 on the effective date of the increase.

If there are increases in the SFA and SIA other than increases caused by changes in the death benefit option, the cost of insurance charge and monthly expense charge is determined separately for the initial SFA and SIA and each increase in SFA and SIA.  In calculating the net amount at risk, your Account Value will first be allocated to the initial SFA and then to the SIA and then to each increase in the SFA or SIA in the order in which the increases were made.

FINANCIAL STATEMENTS

The financial statements of the Variable Account and Sun Life Insurance and Annuity Company of New York will be included in this Statement of Additional Information by amendment.  The consolidated financial statements of Sun Life Insurance and Annuity Company of New York will be provided as relevant to its ability to meet its financial obligations under the Policies and should not be considered as bearing on the investment performance of the assets held in the Variable Account.